UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02024467

February 28, 2002

NO ACT
P.E 12-21-01
1-12609

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letters dated December 21, 2001 and January 2, 2002 concerning the shareholder proposal submitted to PG&E by Ron Rattner. We also have received letters from the proponent dated January 3, 2002 and January 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ron Rattner
1998 Broadway # 1204
San Francisco, CA 94109-2206

CRGH

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Ron Rattner

Ladies and Gentlemen

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") was submitted by Mr. Ron Rattner ("Mr. Rattner" or the "Proponent").

We have enclosed six copies of this letter and the Proposal and attached all other correspondence. A copy of this letter is also being sent to the Proponent and, at his request, to the San Luis Obispo Mothers for Peace as notice of the Corporation's intent to omit the Proposal from the Corporation's 2002 Proxy Materials.

For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the 2002 Proxy Materials.

THE PROPOSAL

On December 12, 2002, the Corporation received a letter from Mr. Rattner, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The Proposal consists of six paragraphs of introductory clauses (the "Supporting Statement") relating to perceived "risks" associated with the production of nuclear energy and storage of spent fuel at the Corporation's Diablo Canyon Power Plant ("Diablo Canyon"), followed by a paragraph stating:

> Therefore, it is RESOLVED: That shareholders request the Board of Directors forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon. Pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

The full text of the Proposal is attached hereto. On December 20, 2001 the Corporation sent a letter to the Proponent by overnight courier notifying the Proponent of his failure to satisfy the procedural and eligibility requirements and to provide him with an opportunity to correct the problem. A copy of this letter is attached hereto.

REASONS FOR OMISSION

This letter is to inform you, pursuant to Rule 14a-8(j), that the Corporation intends to omit the Proposal from its 2002 Proxy Materials. The Corporation believes that the Proposal may properly be omitted because:

1. The Proponent has failed to provide the required documentation to verify eligibility to submit a shareholder proposal, and the Proposal therefore may be omitted pursuant to rule 14a-8(b)(2).

2. The Proposal has been substantially implemented by the Corporation and therefore may be omitted pursuant to rule 14a-8(i)(10).

3. The Proposal relates to the Corporation's ordinary business operations and therefore may be omitted pursuant to rule 14a-8(i)(7).

4. The Proposal violates the Commission's proxy rules because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

1. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that he beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

ORRICK

As stated above, the Corporation has notified the Proponent of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Corporation to correct this deficiency, such response to be postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponent should correct the eligibility and procedural deficiency described above on a timely basis, the Corporation will notify the Staff promptly.

2. The Proposal has been substantially implemented by the Corporation and may be omitted pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10) of the Act, a company may omit a proposal from its proxy materials if the proposal has already been "substantially implemented" by the company, thus rendering the essential purpose of the proposal moot. Release No. 34-20091 (August 16, 1983) (referring to predecessor Rule 14a-8(c)(10)).

Here, the proposal would require the Corporation to adopt and implement a plan to guard against a catastrophic accident involving, or physical attack by terrorists on, spent nuclear fuels generated at Diablo Canyon, and, as part of such plan, to cease production of spent nuclear fuels from Diablo Canyon at such time as current on-site spent fuel pool storage capacity is exhausted.

Because Pacific Gas and Electric Company ("PG&E"), the subsidiary of the Corporation which owns and operates Diablo Canyon, is a public utility, comprehensive federal, state and local regulations govern all aspects of its operations. In particular, with regard to nuclear operations, the United States Nuclear Regulatory Commission, the federal body charged with overseeing the safety of U.S. nuclear plants (the "NRC") and the California Public Utilities Commission ("CPUC") require PG&E to adhere to comprehensive and mandatory quality controls in the manufacture, storage and disposal of spent nuclear fuel. As discussed below, these regulations address the threat of terrorist and other physical attacks and catastrophic risks to spent nuclear fuel. Consequently, the essential purpose of the proposal at issue here – guarding against the risk of a physical attack on spent nuclear fuel – has already been implemented through PG&E's compliance with federal and state regulations.

In addition, as discussed further below, the Staff has in the past allowed a registrant to rely on Rule 14a-8(i)(10) to omit a proposal that addressed the physical security of the registrant's nuclear facilities, the safety specifications for storage of the registrant's spent nuclear fuel, and other risks surrounding the operations of the registrant's nuclear power plant. See Northern States Power Company (February 16, 1995) (proposal to research and implement safety precautions against possible terrorist attack on spent nuclear fuel may be excluded under predecessor Rule 14a-8(c)(10) as a result of compliance with NRC and state safety regulations).

A. Existing regulations and company procedures address the physical security and safety of its spent nuclear fuel.

Storage of spent nuclear fuel at Diablo Canyon requires a license from the NRC. Prior to obtaining this license, PG&E is required to comply with regulations that specifically address (a) the physical security of its nuclear plants, (b) the safety and efficacy of its methods of storing spent nuclear fuel and (c) required precautions against other catastrophic risks.

(i) The Corporation already has a comprehensive plan for physical security regulated by the NRC.

The first sentence of the resolution portion of the Proposal would require the Corporation to adopt a "policy and plan to reduce PG&E's vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon." The Corporation, through its subsidiary, PG&E, already has in effect such a comprehensive plan. Security measures required by the NRC protect all U.S. nuclear plants – including Diablo Canyon – from sabotage and other terrorist attacks. NRC regulations require nuclear power plants to take adequate measures to protect the public from the possibility of exposure to radioactive release caused by acts of sabotage.

In addition, PG&E employs armed security guards on the grounds of the Diablo Canyon plant twenty-four hours a day, seven days a week. PG&E's Diablo Canyon security personnel and procedures are tested in mock drills. Federal regulations require that PG&E demonstrate it can protect against a threat by a well-trained paramilitary force intent on forcing its way into a nuclear power plant to commit sabotage, armed with automatic weapons and explosives, with the assistance of an insider who could pass along information and help the attackers. The NRC requires PG&E to demonstrate its ability to protect the Diablo Canyon facility. PG&E currently is in full compliance with these requirements.

PG&E also has procedures in place to protect the Diablo Canyon nuclear plant from internal threats. Under NRC regulations, all nuclear power plants must have programs that protect against the potential threat that plant personnel may be, or may aid, terrorists. In compliance with these regulations, PG&E requires that new employees and contractor employees pass stringent background checks regarding employment, education, and criminal histories as well as drug and alcohol screening tests and psychological evaluations.

ORRICK

Finally, since September 11, 2001, PG&E has increased its security personnel at Diablo Canyon and has put them on the highest state of alert. In addition, support has been provided by the Coast Guard, local law enforcement, and the California Highway Patrol.

With regard to PG&E's specific methods of storing spent fuel, PG&E currently stores its spent nuclear fuel in fuel pools located within the Diablo Canyon plant grounds. These fuel pools are protected by the same security personnel and electronic surveillance equipment as the rest of the Diablo Canyon plant. In addition, these pools are designed to withstand the effects of an earthquake. In order to obtain a license from the NRC to store spent nuclear fuel in the fuel pools, PG&E has to establish that such storage would be in compliance with comprehensive NRC regulations regarding safety and security of storage of spent nuclear fuel.

PG&E intends to begin storing spent nuclear fuel in "dry" concrete and steel containers. These containers are designed to withstand earthquakes and other natural disasters. Specifically, they will remain intact and prevent a release of radiation even if they are subject to maximum credible earthquake forces. PG&E has applied with the NRC for a license to construct and use such dry storage containers and plans to comply with NRC directives regarding the use of dry storage.

To the extent that the subject proposal addresses transportation of spent nuclear fuel, a number of procedures, specifications, and regulations are already in place designed to protect containers transporting used nuclear fuel from attack as well as accident. Currently there is no transportation of spent fuel to or from Diablo Canyon and no existing plans to commence such transportation in the future.

(ii) The Corporation has already taken required precautions against risk of general catastrophe.

The Corporation, through PG&E, also has taken measures against other catastrophic risks. Under NRC regulations, reactor containment buildings are designed to be impervious to catastrophes. In accordance with these regulations, PG&E's nuclear reactors are located within reinforced concrete containment structures. Multiple redundant safety and plant shutdown systems are in place. The Diablo Canyon facility has been designed to withstand the impact of hurricanes, tornadoes, floods, and airborne objects up to a certain force. In addition, for a release of radiation to occur, several layers of protection must be penetrated, including the containment structure, which is protected by about three and a half feet of reinforced concrete with a steel liner.

B. The Staff has previously allowed exclusion of a shareholder proposal dealing with contingency plans and precautions against terrorist threats against nuclear facilities and other risks.

The Staff in the past has allowed a registrant to rely on Rule 14a-8(i)(10) to omit a proposal that addressed the physical security of the registrant's nuclear facilities, the safety specifications for storage of the registrant's spent nuclear fuel, and other risks surrounding the operations of the registrant's nuclear power plant. Northern States Power Company (February 16, 1995). In Northern States, the registrant sought to exclude a proposal requiring (i) an independent study of the risk of a terrorist attack against the registrant's nuclear facilities and (ii) a suspension of in-process storage initiatives until a protective system and plan was implemented.

The circumstances of Northern States were strikingly similar to those at issue here. Indeed, the proponents of the proposal in Northern States cited the 1993 terrorist attacks on the World Trade Center as factual support for its proposal – just as the Proponent of the proposal at issue here cites the terrorist attacks of September 11th. In Northern States, the registrant relied on the comprehensive regulations imposed upon its nuclear facility by federal, state and local authorities as evidence that the proposal had been "substantially implemented" by the registrant and was thus excludable under then-Rule 14a-8(c)(10). Likewise, the Corporation relies here on the foregoing description of the thoroughly stringent regulations imposed upon Diablo Canyon in respect of the physical security and safety of spent nuclear fuel. In addition, more so than in Northern States, the Corporation has substantiated implementation of the subject proposal.

3. The Proposal relates to the Corporation's ordinary business operations and therefore may be omitted under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), the Proposal can be excluded because it addresses general matters that relate to the conduct of the ordinary business of the Corporation. In the past, the Staff has consistently allowed the exclusion of these proposals, provided that they do not have significant policy, economic or other implications inherent in them.

In the 1998 release in which it adopted amendments to its rules on shareholder proposals, the Commission described the two central considerations upon which the policy underlying the ordinary business exclusion is based:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon

> which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal ... seeks to impose specific time-frames or methods for implementing complex policies. Securities Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has repeatedly taken the position that proposals relating generally to a company's corporate strategies are matters relating to the conduct of the Corporation's ordinary business. Sizeler Property Investors, Inc. (February 7, 1997), Novametrix Medical Systems, Inc. (June 12, 1996), Integrated Circuits Inc. (Dec. 27, 1988).

The Staff has indicated that where, as is the case with the Proposal, a proposal would require micromanaging a highly technical operational matter as to which they are unable to act on an informed basis, a proposal may be excluded even if the proposal contains policy implications. See Niagra Mohawk Holdings Inc. (January 3, 2001) (proposal to "operate Nine Mile Point Unit 1 (NMP1) with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste" excluded as relating to ordinary business operations). The Proposal would dictate to the Corporation how it should handle spent fuel produced at Diablo Canyon. The management of spent fuel is, as evidenced by the intensive planning, voluminous research, and vigilant government regulation documented above in section 2A, a highly technical operational matter which is under constant analysis and review by scientists, engineers and upper level management at PG&E and Diablo Canyon and by various agencies of the Federal Government. The Proponent, and shareholders in general, do not and cannot have access to all of the information they would need to make an informed decision on spent fuel management. Decisions on such matters must be informed by an understanding of the underlying science involved in spent fuel storage, current safety measures implemented and costs to the Corporation resulting from various proposals. The unsubstantiated, false, misleading, inflammatory and emotional assertions presented by the Proponent as fact in the Supporting Statements make it clear that the Proponent is not informed on such matters. The highly technical and in some cases (with respect to anti-terrorist measures in effect) highly classified nature of the information upon which spent fuel management decisions and policies must be based would make it impossible for shareholders to act on an informed basis in adopting the Proposal.

The Staff has also consistently allowed companies to omit proposals under Rule 14a-8(i)(7) when such proposals deal with matters relating to decisions regarding which products the company should manufacture or distribute or relating to a company's choice of technologies. See, e.g. Albertson's Inc. (March 23, 2001)) (permitting exclusion of proposal that would discontinue the sale of cigarettes); Wal-Mart Stores, Inc. (March 20, 2001) (same); Wal-Mart Stores, Inc. (March 9, 2001) (permitting exclusion of proposal that would discontinue the sale of handguns); WPS Resources

Corporation (February 16, 2001) (permitting exclusion of proposal for utility company to develop co-generation facilities, improve energy efficiency etc. on grounds that proposal dealt with "ordinary business operations (i.e., the choice of technologies)"); Alliant Techsystems (May 7, 1996) (permitting exclusion of proposal to "end all research development production and sale of antipersonnel mines"); McDonald's Corporation (March 9, 1990) (permitting exclusion of proposal to produce vegetarian entree); USX Corporation (January 26, 1990) (permitting exclusion of proposal to cease sales of certain sexually related materials); American Express Company (January 25, 1990) (permitting exclusion of proposal to discontinue promotion and sale of fur); Walt Disney Productions (November 19, 1984) (permitting exclusion of proposal prohibiting production and distribution of certain types of films). As described in Exchange Act Release 34-39093 (September 18, 1997), "decisions on production quality and quantity" are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight".

The Proposal, if adopted, would ultimately result in the closure of Diablo Canyon (when existing spent fuel pools reach the limits of current capacity, which is estimated to be in 2006) and would significantly curtail the Corporation's production and sale of nuclear power. This forced closure would effectively allow shareholders rather than the Board of Directors of the Corporation to make decisions about what products the Corporation will produce and about the Corporation's choice of technologies for power production.

The Proposal can be distinguished from previous product-related proposals which the Staff has not deemed to be excludable. In some cases, where a proposal has only called for research or the preparation of a report regarding the merits or the costs and benefits of a particular product line which may implicate a policy interest, the Staff has not opted to exclude such proposal. See, e.g. Maxxam Inc. (March 26, 1998) (not permitting exclusion of proposal to prepare a report on strategies "for ending all operations that cut, damage, remove, mill or otherwise involve old-growth trees"); Northern States Power (February 9, 1998) (not permitting exclusion of a proposal to study of the economic feasibility of converting a nuclear power plant to a natural gas power plant).

The Proposal does not involve a passive, research based proposal as did those submitted in Maxxam and Northern States, but instead, if adopted, would mandate the elimination of one of Corporation's production facilities and the curtailment of a product line. In addition, the Proposal would inappropriately give shareholders the right to make decisions regarding the Corporation's "choice of technologies." WPS Resources Corporation (February 16, 2001).

Accordingly, the Corporation believes that the entire Proposal should be omitted under Rule 14a-8(i)(7), because it would require the shareholders to micro-manage a highly technical operational matter as to which they are unable to act on an informed basis, and allow shareholders to make decisions about the Corporation's product line and choice of technologies; it therefore relates to the ordinary business matters of the Corporation.

4. The Proposal may be omitted under Rule 14a-8(i)(3) because it violates the Commission's proxy rules.

The Proposal may properly be omitted from the Corporation's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

As discussed below, the Proposal contains numerous false, misleading and vague statements that are prohibited under Rule 14a-8(i)(3). The Corporation believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from the Corporation's 2002 Proxy Materials. The Proposal is false and misleading in the following respects:

A. The first sentence of the resolution contained in the Proposal is vague and indefinite with respect to what sort of plan or policy should be adopted to reduce vulnerability to "a catastrophic nuclear accident or terrorist attack."

The Proposal contravenes Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (Jul. 30, 1992). See also Bristol-Myers Squibb Co. (Feb. 1, 1999). Such a proposal would be misleading "because any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Wendy's International (Feb. 6, 1990). The first sentence of the resolution contained in the Proposal requests that the Board of Directors of the Corporation "forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon" (the "Terrorism Prevention Plan Proposal"). This is a very broad request with very little direction as to what should be covered in such a plan or policy that is different from the extensive policies and plans relating to safety which have already been implemented and adopted by the Corporation (See discussion relating to Rule 14a-8(i)(10) above). The concepts "nuclear accident" and "terrorist attack" are undefined and potentially very broad. The vague and indefinite nature of this proposal make it inappropriate for inclusion in the 2002 Proxy Materials.

In addition, the Terrorism Prevention Plan Proposal may be omitted pursuant to Rule 14a-8(i)(6) because it is vague, with the result that the Company "would lack the power or authority to implement" the Proposal. A company "lacks the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (Jan. 14, 1992). As discussed above, if the Company were to seek to implement the Terrorism Prevention Plan Proposal, it would not know what additional steps it might take that are not already a part of its current comprehensive and proactive safety and anti-terrorism program.

B. The second sentence of the resolution contained in the Proposal implies without substantiation that limiting the production of spent fuel (the "Spent Fuel Limitation Proposal") at Diablo Canyon would reduce the plant's vulnerability to "a catastrophic nuclear accident or terrorist attack."

The second sentence of the resolution contained in the Proposal provides the only specific instruction as to what type of plan the Corporation should implement and would require that "production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools." The Proponent asserts that this limitation would "avert untenable risks of possible off-site shipments or excessive on-site storage" but provides no explicit statement of what such risks may be and no basis for the assertion that capping the capacity of spent fuel pools would attain such a result. There is, in fact, no factual basis for this assertion. If this Spent Fuel Limitation Proposal was implemented, any risk that Proponent alleges now exists relating to the effects of terrorist attacks or natural disasters on spent fuel storage facilities would continue to exist. There is no factual basis for the assumption that a reduction in the amount of spent fuel in storage at Diablo Canyon would incrementally reduce the harm that could be caused in the event of an accident or terrorist attack.

C. The paragraph entitled "Preliminary Statement" is false and misleading in its unsubstantiated claim that the production and storage of spent fuel at Diablo Canyon involves "significant and possibly catastrophic risks."

The "Preliminary Statement" states that "the storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated" but does not provide substantiated factual support for such statement. The Corporation is specifically regulated and licensed by the NRC, and meets all of its safety requirements. A Final Safety Analysis Report ("FSAR") documenting compliance with safety standards is on file with the NRC and available to the public. Inclusion of this paragraph is misleading as it falsely implies that Diablo Canyon is not operated safely and in compliance with NRC requirements.

D. The paragraph entitled "National Security Risks" in the Supporting Statement contains exaggerated, unsubstantiated and misleading claims regarding the risks associated with terrorist activities.

The claim that a terrorist attack "could make the entire coast of California uninhabitable for generations" is vague, unsubstantiated and a gross exaggeration of the truth. Even for "worst case scenario" accidents, the NRC planning guidelines only require basic emergency planning for a ten-mile radius surrounding the power plant. Consideration of potential environmental impact is only required for a maximum radius of fifty miles. Including such a statement in the 2002 Proxy Materials would mislead shareholders by stating as fact a baseless assertion meant to invoke fear.

In the same paragraph, the Supporting Statement states that NRC "anti-terrorist exercises conducted between 1991-2000 revealed potential vulnerability to 'significant core damage' at nearly 50% of 68 nuclear plants tested." This assertion is vague and unsubstantiated. The Proposal states that nearly 50% of the plants tested are vulnerable to such damage but does not provide factual support or identify such plants, nor does it provide the necessary context in order for these examples to be properly understood by describing what the tests the study entailed or by defining "significant core damage" and explaining its effects. The Proposal implies that Diablo Canyon is or may be one of the vulnerable plants. There has been no showing that Diablo Canyon is vulnerable to such core damage. In fact, the most recent NRC Tactical Evaluation Report stated that the Diablo Canyon facility defensive strategy is effective in providing armed responders in time to prevent significant plant damage. In citing the unsubstantiated vulnerabilities of other power plants, the Proposal would mislead shareholders if it were to appear in the 2002 Proxy Materials. In addition, statistics regarding risks of core damage are unrelated and irrelevant to the subject matter of the proposal and therefore may be confusing and misleading to shareholders. The Proposal is concerned with the risks of stored "radioactive wastes" not risks inherent to an operating reactor. The Proposal is entitled "Radioactive Wastes: Risk Reduction Policy" and the only specific Proposal deals with limiting spent fuel storage. Therefore the entire second paragraph and statistics provided, all of which relate to the effects of terrorism on a nuclear reactor, are unrelated to the Proposal and would cause shareholders to be misled if included in the 2002 Proxy Materials.

E. The paragraph entitled "Earthquake and Transportation Risks" in the Supplemental Statement is misleading when it compares the nuclear waste produced at Diablo Canyon to "an Hiroshima Bomb" and makes unsubstantiated statements regarding the safety of spent fuel storage and transportation.

The comparison of the byproducts produced by Diablo Canyon to the Hiroshima nuclear bomb is unsubstantiated and inflammatory. The Hiroshima bomb bears no relation to the Corporation or the business of the Diablo Canyon Power Plant and is referenced only to invoke images of war and incite fear. See, e.g. Kmart Corp. (March 28, 2000) (proposal to disclose contributions to political parties not recognizing the rights of the unborn was excluded as "vague and indefinite" when supporting statement contained statements which the company characterized as bearing "no relation to the Company or its business").

No support is provided for the claim that storage and transportation of spent fuel is dangerous. Diablo Canyon complies with rigorous NRC safety regulations relating to the storage of spent fuel. Spent fuel storage facilities are required by federal regulation to survive the maximum credible earthquake for the region. Diablo Canyon has no current plans to store spent fuel off-site or to otherwise engage in the transportation of spent fuel. Despite these facts, the Proposal implies that, as a factual matter, the storage and transportation of spent fuel is unsafe. This unsupported implication would be misleading to the Corporation's shareholders were it to appear in the 2002 Proxy Materials.

F. The paragraph entitled "Fiscal Risks" in the Supporting Statement is false and misleading in its allusion to bankruptcy proceedings and its assumptions regarding the Corporation's viability.

The Proposal states that the Corporation's "financial prospects are already uncertain and clouded by its entanglement in complex and burdensome California federal bankruptcy proceedings." This statement implies that the Corporation is in bankruptcy proceedings, which it is not. The remaining statements in the paragraph relating to share prices and dividends are unsubstantiated. Specific references to "pensioners and retirees" being hurt has no basis in fact and seems to be an attempt to "impugn the character" of the Corporation. Therefore, the Proposal should be excluded from the 2002 Proxy Materials as false and misleading in violation of proxy rules.

G. The paragraph entitled "Public Policy Risks" in the Supporting Statement is a clear and shameless attempt to impugn the character, integrity and personal reputation of the Corporation and make charges concerning improper, illegal or immoral conduct or associations of the Corporation, without factual foundation.

Mr. Rattner cites the fictional Hollywood film "Erin Brokovich" as factual support for his brazen and defamatory statement that the Corporation shows an "institutional disregard for human health and life, which is uncivilized and unacceptable." This statement is clearly an attempt to "impugn the character, integrity and personal reputation" of the Corporation and "make charges concerning improper, illegal or immoral conduct or associations" of the Corporation, without factual foundation. This is just the type of statement that is considered per se "misleading" under the Notes to Rule 14a-9. The last sentence implies that implementation of the Proposal will "avert moral bankruptcy." This claim involves value judgments and cannot be substantiated, nor has any attempt been made to show how the Proposal "averts moral bankruptcy." Treating these statements as fact by including the Proposal in the 2002 Proxy statement would be misleading to shareholders.

The type of unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder as contained in the above-mentioned paragraph have long been viewed as excludable under Rule 14a-8(c)(3). See Philip Morris Companies Inc. (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co. (March 4, 1983) (statements implying company engaged in improper "circumvention of... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); Standard Brands, Inc. (March 12, 1975) (references to a company engaging in "economic racism" made proposal excludable under former Rule 14a-8(c)(3)).

Because the Proposal (including the Supporting Statement) contains false and misleading statements and because their inclusion in the 2002 Proxy Materials will mislead shareholders, such statements should be revised or deleted.

CONCLUSION

For the foregoing reasons, the Corporation believes that it may properly omit the Proposal from its 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Ron Rattner
San Luis Obispo Mothers for Peace
Linda Y.H. Cheng
Gary P. Encinas

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

RON RATTNER
1998 Broadway St. #1204
San Francisco, CA 94109-2206
(415) 567-1444

RECEIVED
PG&E CORPORATION

DEC 12 2001

OFFICE OF THE
CORPORATE SECRETARY

December 12, 2001

TO: Leslie H. Everett,
Vice President and Secretary, PG&E

FROM: Ron Rattner, PG&E Shareholder

RE: Annual Meeting, Proposed Resolution

Enclosed are: (1) proposed shareholder resolution, and (2) Merrill/Lynch certification of my requisite shareholder status.

I have owned PG&E stock for over 25 years, and intend holding it through the next shareholder meeting.

If possible, please FAX copies of correspondence with me to San Luis Obispo Mothers For Peace at the address below.

With thanks for your attention to this proposal, I am

Sincerely,

Ron Rattner

Enclosures (2)

cc: San Luis Obispo Mothers For Peace
PO Box 164
Pismo Beach, CA 93448
(805) 925-1640 fax

Ron Rattner
1998 Broadway # 1204
San Francisco, CA 94109-2206
(415) 567-1444

Shareholder proposal

RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:
Pacific Gas and Electric Company's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:
Since the 9/11/01 tragedies we have been made aware of our vulnerability to terrorism and urgent need for increased vigilance. A terrorist attack on tons of high level radioactive wastes at Diablo Canyon could make the entire coast of California uninhabitable for generations. Nuclear Regulatory Commission anti-terrorist exercises conducted between 1991-2000 revealed potential vulnerability to "significant core damage" at nearly 50% of 68 nuclear plants tested. The exercises did not consider bombing or a direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designed to withstand such crashes".

Earthquake and Transportation Risks:
Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent fuel pools on the earthquake-prone California Coast. During every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. No safe off-site storage place exists or will be available-if ever-for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:
The Company's financial prospects are already uncertain and clouded by its entanglement in complex and burdensome California federal bankruptcy proceedings. Share prices have sharply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear attack or accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:
No corporate profit goal can justify profligate disregard of serious hazards to public and environmental health and safety. The recent "Erin Brockovich" film revealed to the

shareholders and to the world an institutional disregard of human health and life, which is uncivilized and unacceptable. PG&E must avert moral bankruptcy by promoting the highest good as it pursues the bottom line.

Conclusion:

Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant.

Therefore, it is

RESOLVED

That shareholders request the Board of Directors forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon. Pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

Private Client Group

600 California St.
San Francisco, California 94108
415 955 3700
800 937 0616
FAX 415 421 3574

Merrill Lynch

December 6, 2001

Re: Ronald D. Rattner
1998 Broadway, #1204
San Francisco, CA 94109

Account Number: 270-84272

To Whom It May Concern,

This is to certify that our client, Ronald D. Rattner owns and has owed for one year prior to this date 1975 shares of P.G. & E. Common Stock which we hold in Street name.

Yours Truly,

Lawrence P. Wolf
Vice President
Financial Adviser

LPW/lyp

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS &
FACSMILIE (805.925-1640 c/o SLO Mothers for Peace)

Mr. Ron Rattner
1998 Broadway Street, #1204
San Francisco, CA 94109-2206

Dear Mr. Rattner:

This will acknowledge receipt on December 12, 2001, of a shareholder proposal (the "Proposal") submitted by you for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the Proposal and our shareholder records, PG&E Corporation believes you have not provided sufficient evidence that, at the time you submitted the proposal, you had continuously held such qualifying securities for one year. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

Enclosures

ORRICK

January 2, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Ron Rattner

Ladies and Gentlemen

This letter supplements the letter dated December 21, 2001 (the "Initial Letter") sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. Ron Rattner (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

Among the reasons for omission stated in the Initial Letter was that the Proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal might be excluded under Rule 14a-8(f). Specifically, the Proponent had failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

On December 28, 2001, the Corporation received verification from Merrill Lynch that the Proponent satisfies the stock ownership requirements of the Rule. A copy of the Merrill Lynch letter is attached as Exhibit B. Accordingly, we are providing you with notification of the correction

ORRICK

of the eligibility and procedural deficiency described above and retracting this basis for the exclusion of the Proposal.

For the other reasons set forth in the Initial Letter, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464.

Thank you for your attention to this matter.

Very truly yours,

M Gray

Maria Gray

Enclosures

cc: Ron Rattner
San Luis Obispo Mothers for Peace
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Ron Rattner

Ladies and Gentlemen

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") was submitted by Mr. Ron Rattner ("Mr. Rattner" or the "Proponent").

We have enclosed six copies of this letter and the Proposal and attached all other correspondence. A copy of this letter is also being sent to the Proponent and, at his request, to the San Luis Obispo Mothers for Peace as notice of the Corporation's intent to omit the Proposal from the Corporation's 2002 Proxy Materials.

For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the 2002 Proxy Materials.

THE PROPOSAL

On December 12, 2002, the Corporation received a letter from Mr. Rattner, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The Proposal consists of six paragraphs of introductory clauses (the "Supporting Statement") relating to perceived "risks" associated with the production of nuclear energy and storage of spent fuel at the Corporation's Diablo Canyon Power Plant ("Diablo Canyon"), followed by a paragraph stating:

> Therefore, it is RESOLVED: That shareholders request the Board of Directors forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon. Pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

The full text of the Proposal is attached hereto. On December 20, 2001 the Corporation sent a letter to the Proponent by overnight courier notifying the Proponent of his failure to satisfy the procedural and eligibility requirements and to provide him with an opportunity to correct the problem. A copy of this letter is attached hereto.

REASONS FOR OMISSION

This letter is to inform you, pursuant to Rule 14a-8(j), that the Corporation intends to omit the Proposal from its 2002 Proxy Materials. The Corporation believes that the Proposal may properly be omitted because:

1. The Proponent has failed to provide the required documentation to verify eligibility to submit a shareholder proposal, and the Proposal therefore may be omitted pursuant to rule 14a-8(b)(2).

2. The Proposal has been substantially implemented by the Corporation and therefore may be omitted pursuant to rule 14a-8(i)(10).

3. The Proposal relates to the Corporation's ordinary business operations and therefore may be omitted pursuant to rule 14a-8(i)(7).

4. The Proposal violates the Commission's proxy rules because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

1. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that he beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

As stated above, the Corporation has notified the Proponent of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Corporation to correct this deficiency, such response to be postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponent should correct the eligibility and procedural deficiency described above on a timely basis, the Corporation will notify the Staff promptly.

2. The Proposal has been substantially implemented by the Corporation and may be omitted pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10) of the Act, a company may omit a proposal from its proxy materials if the proposal has already been "substantially implemented" by the company, thus rendering the essential purpose of the proposal moot. Release No. 34-20091 (August 16, 1983) (referring to predecessor Rule 14a-8(c)(10)).

Here, the proposal would require the Corporation to adopt and implement a plan to guard against a catastrophic accident involving, or physical attack by terrorists on, spent nuclear fuels generated at Diablo Canyon, and, as part of such plan, to cease production of spent nuclear fuels from Diablo Canyon at such time as current on-site spent fuel pool storage capacity is exhausted.

Because Pacific Gas and Electric Company ("PG&E"), the subsidiary of the Corporation which owns and operates Diablo Canyon, is a public utility, comprehensive federal, state and local regulations govern all aspects of its operations. In particular, with regard to nuclear operations, the United States Nuclear Regulatory Commission, the federal body charged with overseeing the safety of U.S. nuclear plants (the "NRC") and the California Public Utilities Commission ("CPUC") require PG&E to adhere to comprehensive and mandatory quality controls in the manufacture, storage and disposal of spent nuclear fuel. As discussed below, these regulations address the threat of terrorist and other physical attacks and catastrophic risks to spent nuclear fuel. Consequently, the essential purpose of the proposal at issue here – guarding against the risk of a physical attack on spent nuclear fuel – has already been implemented through PG&E's compliance with federal and state regulations.

In addition, as discussed further below, the Staff has in the past allowed a registrant to rely on Rule 14a-8(i)(10) to omit a proposal that addressed the physical security of the registrant's nuclear facilities, the safety specifications for storage of the registrant's spent nuclear fuel, and other risks surrounding the operations of the registrant's nuclear power plant. See Northern States Power Company (February 16, 1995) (proposal to research and implement safety precautions against possible terrorist attack on spent nuclear fuel may be excluded under predecessor Rule 14a-8(c)(10) as a result of compliance with NRC and state safety regulations).

A. Existing regulations and company procedures address the physical security and safety of its spent nuclear fuel.

Storage of spent nuclear fuel at Diablo Canyon requires a license from the NRC. Prior to obtaining this license, PG&E is required to comply with regulations that specifically address (a) the physical security of its nuclear plants, (b) the safety and efficacy of its methods of storing spent nuclear fuel and (c) required precautions against other catastrophic risks.

(i) The Corporation already has a comprehensive plan for physical security regulated by the NRC.

The first sentence of the resolution portion of the Proposal would require the Corporation to adopt a "policy and plan to reduce PG&E's vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon." The Corporation, through its subsidiary, PG&E, already has in effect such a comprehensive plan. Security measures required by the NRC protect all U.S. nuclear plants – including Diablo Canyon – from sabotage and other terrorist attacks. NRC regulations require nuclear power plants to take adequate measures to protect the public from the possibility of exposure to radioactive release caused by acts of sabotage.

In addition, PG&E employs armed security guards on the grounds of the Diablo Canyon plant twenty-four hours a day, seven days a week. PG&E's Diablo Canyon security personnel and procedures are tested in mock drills. Federal regulations require that PG&E demonstrate it can protect against a threat by a well-trained paramilitary force intent on forcing its way into a nuclear power plant to commit sabotage, armed with automatic weapons and explosives, with the assistance of an insider who could pass along information and help the attackers. The NRC requires PG&E to demonstrate its ability to protect the Diablo Canyon facility. PG&E currently is in full compliance with these requirements.

PG&E also has procedures in place to protect the Diablo Canyon nuclear plant from internal threats. Under NRC regulations, all nuclear power plants must have programs that protect against the potential threat that plant personnel may be, or may aid, terrorists. In compliance with these regulations, PG&E requires that new employees and contractor employees pass stringent background checks regarding employment, education, and criminal histories as well as drug and alcohol screening tests and psychological evaluations.

Finally, since September 11, 2001, PG&E has increased its security personnel at Diablo Canyon and has put them on the highest state of alert. In addition, support has been provided by the Coast Guard, local law enforcement, and the California Highway Patrol.

With regard to PG&E's specific methods of storing spent fuel, PG&E currently stores its spent nuclear fuel in fuel pools located within the Diablo Canyon plant grounds. These fuel pools are protected by the same security personnel and electronic surveillance equipment as the rest of the Diablo Canyon plant. In addition, these pools are designed to withstand the effects of an earthquake. In order to obtain a license from the NRC to store spent nuclear fuel in the fuel pools, PG&E has to establish that such storage would be in compliance with comprehensive NRC regulations regarding safety and security of storage of spent nuclear fuel.

PG&E intends to begin storing spent nuclear fuel in "dry" concrete and steel containers. These containers are designed to withstand earthquakes and other natural disasters. Specifically, they will remain intact and prevent a release of radiation even if they are subject to maximum credible earthquake forces. PG&E has applied with the NRC for a license to construct and use such dry storage containers and plans to comply with NRC directives regarding the use of dry storage.

To the extent that the subject proposal addresses transportation of spent nuclear fuel, a number of procedures, specifications, and regulations are already in place designed to protect containers transporting used nuclear fuel from attack as well as accident. Currently there is no transportation of spent fuel to or from Diablo Canyon and no existing plans to commence such transportation in the future.

(ii) <u>The Corporation has already taken required precautions against risk of general catastrophe</u>.

The Corporation, through PG&E, also has taken measures against other catastrophic risks. Under NRC regulations, reactor containment buildings are designed to be impervious to catastrophes. In accordance with these regulations, PG&E's nuclear reactors are located within reinforced concrete containment structures. Multiple redundant safety and plant shutdown systems are in place. The Diablo Canyon facility has been designed to withstand the impact of hurricanes, tornadoes, floods, and airborne objects up to a certain force. In addition, for a release of radiation to occur, several layers of protection must be penetrated, including the containment structure, which is protected by about three and a half feet of reinforced concrete with a steel liner.

B. The Staff has previously allowed exclusion of a shareholder proposal dealing with contingency plans and precautions against terrorist threats against nuclear facilities and other risks.

The Staff in the past has allowed a registrant to rely on Rule 14a-8(i)(10) to omit a proposal that addressed the physical security of the registrant's nuclear facilities, the safety specifications for storage of the registrant's spent nuclear fuel, and other risks surrounding the operations of the registrant's nuclear power plant. Northern States Power Company (February 16, 1995). In Northern States, the registrant sought to exclude a proposal requiring (i) an independent study of the risk of a terrorist attack against the registrant's nuclear facilities and (ii) a suspension of in-process storage initiatives until a protective system and plan was implemented.

The circumstances of Northern States were strikingly similar to those at issue here. Indeed, the proponents of the proposal in Northern States cited the 1993 terrorist attacks on the World Trade Center as factual support for its proposal – just as the Proponent of the proposal at issue here cites the terrorist attacks of September 11th. In Northern States, the registrant relied on the comprehensive regulations imposed upon its nuclear facility by federal, state and local authorities as evidence that the proposal had been "substantially implemented" by the registrant and was thus excludable under then-Rule 14a-8(c)(10). Likewise, the Corporation relies here on the foregoing description of the thoroughly stringent regulations imposed upon Diablo Canyon in respect of the physical security and safety of spent nuclear fuel. In addition, more so than in Northern States, the Corporation has substantiated implementation of the subject proposal.

3. The Proposal relates to the Corporation's ordinary business operations and therefore may be omitted under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), the Proposal can be excluded because it addresses general matters that relate to the conduct of the ordinary business of the Corporation. In the past, the Staff has consistently allowed the exclusion of these proposals, provided that they do not have significant policy, economic or other implications inherent in them.

In the 1998 release in which it adopted amendments to its rules on shareholder proposals, the Commission described the two central considerations upon which the policy underlying the ordinary business exclusion is based:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon

> which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal ... seeks to impose specific time-frames or methods for implementing complex policies. Securities Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has repeatedly taken the position that proposals relating generally to a company's corporate strategies are matters relating to the conduct of the Corporation's ordinary business. Sizeler Property Investors, Inc. (February 7, 1997), Novametrix Medical Systems, Inc. (June 12, 1996), Integrated Circuits Inc. (Dec. 27, 1988).

The Staff has indicated that where, as is the case with the Proposal, a proposal would require micromanaging a highly technical operational matter as to which they are unable to act on an informed basis, a proposal may be excluded even if the proposal contains policy implications. See Niagra Mohawk Holdings Inc. (January 3, 2001) (proposal to "operate Nine Mile Point Unit 1 (NMP1) with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste" excluded as relating to ordinary business operations). The Proposal would dictate to the Corporation how it should handle spent fuel produced at Diablo Canyon. The management of spent fuel is, as evidenced by the intensive planning, voluminous research, and vigilant government regulation documented above in section 2A, a highly technical operational matter which is under constant analysis and review by scientists, engineers and upper level management at PG&E and Diablo Canyon and by various agencies of the Federal Government. The Proponent, and shareholders in general, do not and cannot have access to all of the information they would need to make an informed decision on spent fuel management. Decisions on such matters must be informed by an understanding of the underlying science involved in spent fuel storage, current safety measures implemented and costs to the Corporation resulting from various proposals. The unsubstantiated, false, misleading, inflammatory and emotional assertions presented by the Proponent as fact in the Supporting Statements make it clear that the Proponent is not informed on such matters. The highly technical and in some cases (with respect to anti-terrorist measures in effect) highly classified nature of the information upon which spent fuel management decisions and policies must be based would make it impossible for shareholders to act on an informed basis in adopting the Proposal.

The Staff has also consistently allowed companies to omit proposals under Rule 14a-8(i)(7) when such proposals deal with matters relating to decisions regarding which products the company should manufacture or distribute or relating to a company's choice of technologies. See, e.g. Albertson's Inc. (March 23, 2001)) (permitting exclusion of proposal that would discontinue the sale of cigarettes); Wal-Mart Stores, Inc. (March 20, 2001) (same); Wal-Mart Stores, Inc. (March 9, 2001) (permitting exclusion of proposal that would discontinue the sale of handguns); WPS Resources

Corporation (February 16, 2001) (permitting exclusion of proposal for utility company to develop co-generation facilities, improve energy efficiency etc. on grounds that proposal dealt with "ordinary business operations (i.e., the choice of technologies)"); Alliant Techsystems (May 7, 1996) (permitting exclusion of proposal to "end all research development production and sale of antipersonnel mines"); McDonald's Corporation (March 9, 1990) (permitting exclusion of proposal to produce vegetarian entree); USX Corporation (January 26, 1990) (permitting exclusion of proposal to cease sales of certain sexually related materials); American Express Company (January 25, 1990) (permitting exclusion of proposal to discontinue promotion and sale of fur); Walt Disney Productions (November 19, 1984) (permitting exclusion of proposal prohibiting production and distribution of certain types of films). As described in Exchange Act Release 34-39093 (September 18, 1997), "decisions on production quality and quantity" are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight".

The Proposal, if adopted, would ultimately result in the closure of Diablo Canyon (when existing spent fuel pools reach the limits of current capacity, which is estimated to be in 2006) and would significantly curtail the Corporation's production and sale of nuclear power. This forced closure would effectively allow shareholders rather than the Board of Directors of the Corporation to make decisions about what products the Corporation will produce and about the Corporation's choice of technologies for power production.

The Proposal can be distinguished from previous product-related proposals which the Staff has not deemed to be excludable. In some cases, where a proposal has only called for research or the preparation of a report regarding the merits or the costs and benefits of a particular product line which may implicate a policy interest, the Staff has not opted to exclude such proposal. See, e.g. Maxxam Inc. (March 26, 1998) (not permitting exclusion of proposal to prepare a report on strategies "for ending all operations that cut, damage, remove, mill or otherwise involve old-growth trees"); Northern States Power (February 9, 1998) (not permitting exclusion of a proposal to study of the economic feasibility of converting a nuclear power plant to a natural gas power plant).

The Proposal does not involve a passive, research based proposal as did those submitted in Maxxam and Northern States, but instead, if adopted, would mandate the elimination of one of Corporation's production facilities and the curtailment of a product line. In addition, the Proposal would inappropriately give shareholders the right to make decisions regarding the Corporation's "choice of technologies." WPS Resources Corporation (February 16, 2001).

Accordingly, the Corporation believes that the entire Proposal should be omitted under Rule 14a-8(i)(7), because it would require the shareholders to micro-manage a highly technical operational matter as to which they are unable to act on an informed basis, and allow shareholders to make decisions about the Corporation's product line and choice of technologies; it therefore relates to the ordinary business matters of the Corporation.

4. The Proposal may be omitted under Rule 14a-8(i)(3) because it violates the Commission's proxy rules.

The Proposal may properly be omitted from the Corporation's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

As discussed below, the Proposal contains numerous false, misleading and vague statements that are prohibited under Rule 14a-8(i)(3). The Corporation believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from the Corporation's 2002 Proxy Materials. The Proposal is false and misleading in the following respects:

A. The first sentence of the resolution contained in the Proposal is vague and indefinite with respect to what sort of plan or policy should be adopted to reduce vulnerability to "a catastrophic nuclear accident or terrorist attack."

The Proposal contravenes Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (Jul. 30, 1992). See also Bristol-Myers Squibb Co. (Feb. 1, 1999). Such a proposal would be misleading "because any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Wendy's International (Feb. 6, 1990). The first sentence of the resolution contained in the Proposal requests that the Board of Directors of the Corporation "forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon" (the "Terrorism Prevention Plan Proposal"). This is a very broad request with very little direction as to what should be covered in such a plan or policy that is different from the extensive policies and plans relating to safety which have already been implemented and adopted by the Corporation (See discussion relating to Rule 14a-8(i)(10) above). The concepts "nuclear accident" and "terrorist attack" are undefined and potentially very broad. The vague and indefinite nature of this proposal make it inappropriate for inclusion in the 2002 Proxy Materials.

In addition, the Terrorism Prevention Plan Proposal may be omitted pursuant to Rule 14a-8(i)(6) because it is vague, with the result that the Company "would lack the power or authority to implement" the Proposal. A company "lacks the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (Jan. 14, 1992). As discussed above, if the Company were to seek to implement the Terrorism Prevention Plan Proposal, it would not know what additional steps it might take that are not already a part of its current comprehensive and proactive safety and anti-terrorism program.

B. The second sentence of the resolution contained in the Proposal implies without substantiation that limiting the production of spent fuel (the "Spent Fuel Limitation Proposal") at Diablo Canyon would reduce the plant's vulnerability to "a catastrophic nuclear accident or terrorist attack."

The second sentence of the resolution contained in the Proposal provides the only specific instruction as to what type of plan the Corporation should implement and would require that "production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools." The Proponent asserts that this limitation would "avert untenable risks of possible off-site shipments or excessive on-site storage" but provides no explicit statement of what such risks may be and no basis for the assertion that capping the capacity of spent fuel pools would attain such a result. There is, in fact, no factual basis for this assertion. If this Spent Fuel Limitation Proposal was implemented, any risk that Proponent alleges now exists relating to the effects of terrorist attacks or natural disasters on spent fuel storage facilities would continue to exist. There is no factual basis for the assumption that a reduction in the amount of spent fuel in storage at Diablo Canyon would incrementally reduce the harm that could be caused in the event of an accident or terrorist attack.

C. The paragraph entitled "Preliminary Statement" is false and misleading in its unsubstantiated claim that the production and storage of spent fuel at Diablo Canyon involves "significant and possibly catastrophic risks."

The "Preliminary Statement" states that "the storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated" but does not provide substantiated factual support for such statement. The Corporation is specifically regulated and licensed by the NRC, and meets all of its safety requirements. A Final Safety Analysis Report ("FSAR") documenting compliance with safety standards is on file with the NRC and available to the public. Inclusion of this paragraph is misleading as it falsely implies that Diablo Canyon is not operated safely and in compliance with NRC requirements.

D. The paragraph entitled "National Security Risks" in the Supporting Statement contains exaggerated, unsubstantiated and misleading claims regarding the risks associated with terrorist activities.

The claim that a terrorist attack "could make the entire coast of California uninhabitable for generations" is vague, unsubstantiated and a gross exaggeration of the truth. Even for "worst case scenario" accidents, the NRC planning guidelines only require basic emergency planning for a ten-mile radius surrounding the power plant. Consideration of potential environmental impact is only required for a maximum radius of fifty miles. Including such a statement in the 2002 Proxy Materials would mislead shareholders by stating as fact a baseless assertion meant to invoke fear.

In the same paragraph, the Supporting Statement states that NRC "anti-terrorist exercises conducted between 1991-2000 revealed potential vulnerability to 'significant core damage' at nearly 50% of 68 nuclear plants tested." This assertion is vague and unsubstantiated. The Proposal states that nearly 50% of the plants tested are vulnerable to such damage but does not provide factual support or identify such plants, nor does it provide the necessary context in order for these examples to be properly understood by describing what the tests the study entailed or by defining "significant core damage" and explaining its effects. The Proposal implies that Diablo Canyon is or may be one of the vulnerable plants. There has been no showing that Diablo Canyon is vulnerable to such core damage. In fact, the most recent NRC Tactical Evaluation Report stated that the Diablo Canyon facility defensive strategy is effective in providing armed responders in time to prevent significant plant damage. In citing the unsubstantiated vulnerabilities of other power plants, the Proposal would mislead shareholders if it were to appear in the 2002 Proxy Materials. In addition, statistics regarding risks of core damage are unrelated and irrelevant to the subject matter of the proposal and therefore may be confusing and misleading to shareholders. The Proposal is concerned with the risks of stored "radioactive wastes" not risks inherent to an operating reactor. The Proposal is entitled "Radioactive Wastes: Risk Reduction Policy" and the only specific Proposal deals with limiting spent fuel storage. Therefore the entire second paragraph and statistics provided, all of which relate to the effects of terrorism on a nuclear reactor, are unrelated to the Proposal and would cause shareholders to be misled if included in the 2002 Proxy Materials.

E. The paragraph entitled "Earthquake and Transportation Risks" in the Supplemental Statement is misleading when it compares the nuclear waste produced at Diablo Canyon to "an Hiroshima Bomb" and makes unsubstantiated statements regarding the safety of spent fuel storage and transportation.

The comparison of the byproducts produced by Diablo Canyon to the Hiroshima nuclear bomb is unsubstantiated and inflammatory. The Hiroshima bomb bears no relation to the Corporation or the business of the Diablo Canyon Power Plant and is referenced only to invoke images of war and incite fear. See, e.g. Kmart Corp. (March 28, 2000) (proposal to disclose contributions to political parties not recognizing the rights of the unborn was excluded as "vague and indefinite" when supporting statement contained statements which the company characterized as bearing "no relation to the Company or its business").

No support is provided for the claim that storage and transportation of spent fuel is dangerous. Diablo Canyon complies with rigorous NRC safety regulations relating to the storage of spent fuel. Spent fuel storage facilities are required by federal regulation to survive the maximum credible earthquake for the region. Diablo Canyon has no current plans to store spent fuel off-site or to otherwise engage in the transportation of spent fuel. Despite these facts, the Proposal implies that, as a factual matter, the storage and transportation of spent fuel is unsafe. This unsupported implication would be misleading to the Corporation's shareholders were it to appear in the 2002 Proxy Materials.

F. The paragraph entitled "Fiscal Risks" in the Supporting Statement is false and misleading in its allusion to bankruptcy proceedings and its assumptions regarding the Corporation's viability.

The Proposal states that the Corporation's "financial prospects are already uncertain and clouded by its entanglement in complex and burdensome California federal bankruptcy proceedings." This statement implies that the Corporation is in bankruptcy proceedings, which it is not. The remaining statements in the paragraph relating to share prices and dividends are unsubstantiated. Specific references to "pensioners and retirees" being hurt has no basis in fact and seems to be an attempt to "impugn the character" of the Corporation. Therefore, the Proposal should be excluded from the 2002 Proxy Materials as false and misleading in violation of proxy rules.

G. The paragraph entitled "Public Policy Risks" in the Supporting Statement is a clear and shameless attempt to impugn the character, integrity and personal reputation of the Corporation and make charges concerning improper, illegal or immoral conduct or associations of the Corporation, without factual foundation.

Mr. Rattner cites the fictional Hollywood film "Erin Brokovich" as factual support for his brazen and defamatory statement that the Corporation shows an "institutional disregard for human health and life, which is uncivilized and unacceptable." This statement is clearly an attempt to "impugn the character, integrity and personal reputation" of the Corporation and "make charges concerning improper, illegal or immoral conduct or associations" of the Corporation, without factual foundation. This is just the type of statement that is considered per se "misleading" under the Notes to Rule 14a-9. The last sentence implies that implementation of the Proposal will "avert moral bankruptcy." This claim involves value judgments and cannot be substantiated, nor has any attempt been made to show how the Proposal "averts moral bankruptcy." Treating these statements as fact by including the Proposal in the 2002 Proxy statement would be misleading to shareholders.

The type of unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder as contained in the above-mentioned paragraph have long been viewed as excludable under Rule 14a-8(c)(3). See Philip Morris Companies Inc. (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co. (March 4, 1983) (statements implying company engaged in improper "circumvention of... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); Standard Brands, Inc. (March 12, 1975) (references to a company engaging in "economic racism" made proposal excludable under former Rule 14a-8(c)(3)).

Because the Proposal (including the Supporting Statement) contains false and misleading statements and because their inclusion in the 2002 Proxy Materials will mislead shareholders, such statements should be revised or deleted.

CONCLUSION

For the foregoing reasons, the Corporation believes that it may properly omit the Proposal from its 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer

ORRICK

by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Ron Rattner
San Luis Obispo Mothers for Peace
Linda Y.H. Cheng
Gary P. Encinas

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

RON RATTNER
1998 Broadway St. #1204
San Francisco, CA 94109-2206
(415) 567-1444

RECEIVED
PG&E CORPORATION
DEC 12 2001
OFFICE OF THE
CORPORATE SECRETARY

December 12, 2001

TO: Leslie H. Everett,
Vice President and Secretary, PG&E

FROM: Ron Rattner, PG&E Shareholder

RE: Annual Meeting, Proposed Resolution

Enclosed are: (1) proposed shareholder resolution, and (2) Merrill/Lynch certification of my requisite shareholder status.

I have owned PG&E stock for over 25 years, and intend holding it through the next shareholder meeting.

If possible, please FAX copies of correspondence with me to San Luis Obispo Mothers For Peace at the address below.

With thanks for your attention to this proposal, I am

Sincerely,

Ron Rattner

Enclosures (2)

cc: San Luis Obispo Mothers For Peace
PO Box 164
Pismo Beach, CA 93448
(805) 925-1640 fax

Ron Rattner
1998 Broadway # 1204
San Francisco, CA 94109-2206
(415) 567-1444

Shareholder proposal

RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:
Pacific Gas and Electric Company's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:
Since the 9/11/01 tragedies we have been made aware of our vulnerability to terrorism and urgent need for increased vigilance. A terrorist attack on tons of high level radioactive wastes at Diablo Canyon could make the entire coast of California uninhabitable for generations. Nuclear Regulatory Commission anti-terrorist exercises conducted between 1991-2000 revealed potential vulnerability to "significant core damage" at nearly 50% of 68 nuclear plants tested. The exercises did not consider bombing or a direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designed to withstand such crashes".

Earthquake and Transportation Risks:
Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent fuel pools on the earthquake-prone California Coast. During every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. No safe off-site storage place exists or will be available-if ever-for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:
The Company's financial prospects are already uncertain and clouded by its entanglement in complex and burdensome California federal bankruptcy proceedings. Share prices have sharply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear attack or accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:
No corporate profit goal can justify profligate disregard of serious hazards to public and environmental health and safety. The recent "Erin Brockovich" film revealed to the

shareholders and to the world an institutional disregard of human health and life, which is uncivilized and unacceptable. PG&E must avert moral bankruptcy by promoting the highest good as it pursues the bottom line.

Conclusion:
Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant.

Therefore, it is

RESOLVED
That shareholders request the Board of Directors forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon. Pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

Private Client Group

600 California St.
San Francisco, California 94108
415 955 3700
800 937 0616
FAX 415 421 3574

Merrill Lynch

December 6, 2001

Re: Ronald D. Rattner
1998 Broadway, #1204
San Francisco, CA 94109

Account Number: 270-84272

To Whom It May Concern,

This is to certify that our client, Ronald D. Rattner owns and has owed for one year prior to this date 1975 shares of P.G. & E. Common Stock which we hold in Street name.

Yours Truly,

Lawrence P. Wolf
Vice President
Financial Adviser

LPW/lyp

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS &
FACSMILIE (805.925-1640 c/o SLO Mothers for Peace)

Mr. Ron Rattner
1998 Broadway Street, #1204
San Francisco, CA 94109-2206

Dear Mr. Rattner:

This will acknowledge receipt on December 12, 2001, of a shareholder proposal (the "Proposal") submitted by you for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the Proposal and our shareholder records, PG&E Corporation believes you have not provided sufficient evidence that, at the time you submitted the proposal, you had continuously held such qualifying securities for one year. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda yu cheng

Corporate Secretary

LYHC:cmm

Enclosures

EXHIBIT B

Lawrence P. Wolf

Vice President
Financial Consultant

Private Client Group
600 California St. 8th Floor
San Francisco, CA. 94108

415-955-3779
800-937-0616

Merrill Lynch

December 12th, 2001

To Whom It May Concern,

This letter certifies that our client Ronald D. Rattner owns and has owned for more than one year prior to this date, 1975 shares of PG &E common stock which we hold in street name.

Yours Truly,

Lawrence P. Wolf
Vice President

RON RATTNER
1998 Broadway St. #1204
San Francisco, CA 94109-2206
(415) 567-1444

January 3, 2002

TO: SEC, Division of Corporation Finance

RE: 12/21/01 PG&E Intention to Exclude Proposal

FROM: Ron Rattner, PG&E Shareholder/Proponent

On 12/26/01 I received a copy of the subject PG&E submittal, and intend responding thereto as soon as possible.

PG&E's submittal is replete with unfairly contrived and misleading assertions, such as it's (now withdrawn) specious challenge to my requisite shareholder standing. Therefore, I suggest that PG&E's contentions cannot be fully and fairly evaluated without consideration of my response thereto, and respectfully request postponement of your evaluation of PG&E's submittal until you have received my position.

So that your record on the standing issue is complete, enclosed is copy of my 12/27 letter to PG&E responding to its denial of my shareholder status.

With thanks for your attention to this request, I am

Sincerely,

Ron Rattner

Enclosure

cc: Maria Gray, Orrick firm
San Luis Obispo Mothers For Peace

RON RATTNER
1998 Broadway St. #1204
San Francisco, CA 94109-2206
(415) 567-1444

December 27, 2001

TO: Linda Y. H. Cheng,
Corporate Secretary, PG&E

FROM: Ron Rattner, PG&E Shareholder

RE: Annual Meeting, Proposed Resolution

This responds to your 12/20/01 letter.

In our 12/21 phone conversation, you advised me that PG&E's law department disputes my shareholder status under SEC Rule 14a-8 because the Merrill/Lynch certification of such status which I submitted was issued six days before PG&E received it, together with my personal certification of continuing ownership.

I respectfully reject your lawyers' contention, and regard it as an unfair contrivance to deny my right as a PG&E shareholder for a quarter century to present an important proposal at our company's next shareholder meeting.

To confirm what was apparent in my original submittal, enclosed is another Merrill/Lynch certification. Please send it with a copy of this letter to the SEC. Thank you for your attention to this request.

Happy New Year,

Ron Rattner

Enclosure

cc: San Luis Obispo Mothers For Peace

Lawrence P. Wolf

Vice President
Financial Consultant

Private Client Group
600 California St. 8th Floor
San Francisco, CA. 94108

415-955-3779
800-937-0616

Merrill Lynch

December 12th, 2001

To Whom It May Concern,

This letter certifies that our client Ronald D. Rattner owns and has owned for more than one year prior to this date, 1975 shares of PG &E common stock which we hold in street name.

Yours Truly,

Lawrence P. Wolf
Vice President

RON RATTNER
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

January 17, 2002

TO: SEC, Division of Corporation Finance

RE: Opposition to PG&E Intention to Exclude Shareholder Proposal

FROM: Ron Rattner, PG&E Shareholder/Proponent

Proponent respectfully requests SEC rejection of PG&E's request for a 'no action' letter on grounds that contrary to PG&E's contentions his proposal is not false and misleading, does not relate to PG&E's ordinary business operations, and has not been substantially implemented by PG&E; and, that PG&E has failed to meet its burdon of proof so as to override proponent's SEC Rule 14a-8 right, as a long-time PG&E shareholder/owner, to submit the proposal, as amended, to other PG&E shareholders.

FACTUAL BACKGROUND

The proposal relates to the Diablo Canyon nuclear plant situated 2½ miles from an active California coast earthquake fault, near San Luis Obispo. Diablo Canyon is owned and for approximately 20 years has been operated by PG&E Co., the nation's largest privately owned public utility. PG&E Co. is the largest subsidiary of PG&E Corp., a holding company organized in 1996.

In April 2001, during an unprecedented California energy crisis, PG&E Co. filed Chapter 11 Bankruptcy proceedings, which are pending. Thereafter, PG&E Co. filed a controversial reorganization plan seeking, inter alia, divestiture of Diablo Canyon Nuclear Plant and other key assets. On 11/27/01 the California Public Utility Commission (PUC), filed its opposition to PG&E's disclosure statement calling the proposed plan **"a regulatory jailbreak of a scope never before attempted in a bankruptcy case".** The PUC said that the real purpose of the reorganization plan is to escape from state regulatory oversight. Thus, whether Diablo Canyon will remain an asset of the bankrupt PG&E Co. subject to regulation by the California Public Utility Commission is an issue in the pending proceedings.

On January 10, 2002, the California Attorney General filed a state court action against PG&E Corp. seeking up to $4 billion in damages, plus $500,000 in penalties, for unfair practices resulting in the alleged fraudulent depletion of assets and bankruptcy of PG&E Co., its largest subsidiary. Concurrently, the PUC announced that it supported the action and would either join therein or file a companion case, and that it was filing an alternate reorganization plan for PG&E Co..

Proponent is a retired person who has been a PG&E shareholder/owner for over 25 years. In 1982 and 1983, proponent and several other PG&E shareholders, in association with San Luis Obispo Mothers For Peace, were permitted to present various resolutions concerning Diablo Canyon operations, including a resolution in both years about storage of spent-fuel. In recommending a "no" vote on the spent-fuel resolution, management claimed in 1983 that spent-fuel could be "safely" stored, with modification of the then existing pool, "to the year 2000".

PG&E now stores hundreds of tons of hazardous radioactive wastes at Diablo Canyon, including Cesium 137, Strontium 90, and Plutonium 239. **Because the toxicity of these substances is so long-lived, the Department of Energy (DOE) requires isolation of spent-fuel for at least 10,000 years.** All radioactive wastes produced by Diablo Canyon operations are stored in on-site spent-fuel pools, which PG&E now contends will reach capacity in 2006. Before 9/11/2001, PG&E formulated a plan to continue on-site radioactive waste storage in dry containers, after the pools were full. But that plan has not yet received regulatory approval. [The subject post-9/11 proposal suggests re-evaluation and change of that plan, as a matter of prudent policy, in light of extraordinarily changed circumstances.]

Although, ultimate long-term disposal of high-level nuclear wastes is a US government responsibility, no federal repository has yet been finally approved. According to a recent GAO audit, the proposed repository at Yucca Mountain, Nevada, if approved, probably cannot open before 2015.

On September 11, 2001, American Airlines Flight 11 (while hijacked by terrorists), flew directly over Indian Point nuclear power plant minutes before crashing into the World Trade Center.

Since 9/11 and our nation's involvement in an open-ended and unprecedented 'war on terrorism' which threatens U.S. mainland targets, the Nuclear Regulatory Commission (NRC) has begun a 'top to bottom' review of nuclear plant safety, and has revealed that "nuclear power plants were not designed to withstand" impact by large fuel-laden aircraft, and that the consequences of a spent-fuel accident "could be comparable to those for a severe reactor accident".

Radioactive wastes are more vulnerable than reactors. According to the Union of Concerned Scientists, "Spent fuel pools contain more highly radioactive fuel than the reactor cores. And the spent fuel pools at all US nuclear plants are located outside the reactor containment structure. When the spent fuel pools fill up, spent fuel is stored in concrete casks outside the plant. Thus, **spent fuel is a softer target that could yield graver consequences than an aircraft crashing through the reactor containment structure."** [Emphasis added] Moreover, the greater the quantity of stored spent-fuel, the greater the potential magnitude and danger of a possible radioactive waste accident.

Since 9/11, concerns about safety of nuclear plants have been raised nationwide by the public, by investors, and by government officials. For example, in late November a bill was introduced in the Senate to create a federal security force for nuclear plants and to require them to establish a plan for defending against air attacks. In a recent magazine article, former NRC commissioner Peter Bradford concludes that: "An enemy sufficiently resourceful and determined could convert today's nuclear power plants to weapons. Perhaps that vulnerability can be corrected. If not, the plants - which are replaceable, though at some cost - should close."

THE PROPOSAL

Premised on the foregoing extraordinarily dangerous change of circumstances, the proposed resolution **suggests** updating PG&E's *Diablo Canyon security policy and plan to include, inter alia,* limiting on-site high-level radioactive waste storage to the capacity of existing spent-fuel pools. The proposal is precatory and not obligatory; it is a recommendation and not a requirement. To clarify this, proponent has amended the proposal to state: "Shareholders **recommend**", instead of "shareholders request". Also, responding to PG&E objections, proponent has amended his supporting statement, to clarify relevant facts. The proposal as amended is attached hereto and incorporated by reference.

DISCUSSION OF PG&E OBJECTIONS

1. Contrary to PG&E's contention, the Proposal does not relate to, or impinge upon, PG&E's "ordinary business operations" within the purview of SEC Rule 14a-8(c)(7).

The proposal is precatory, not obligatory. It is a recommendation, not a requirement, raising broad policy issues concerning nuclear power and radioactive waste storage. Proponent is informed that Staff regards such proposals as outside the scope of Rule 14a-8(c)(7). Thus, in 1982 and 1983 proponent and others were permitted to present numerous resolutions concerning

Diablo Canyon Nuclear Plant, including resolutions about spent-fuel storage. Though not cited by PG&E, these are important precedents.

Moreover, the proposal arises from and relates to circumstances which are quite **extrordinary** and **not ordinary.** Since 9/11/01 our nation has become engaged in an unprecedented and open-ended 'war on terrorism' which threatens vulnerable targets on the the U.S. mainland, including stored nuclear materials. The NRC is engaged in 'top to bottom' re-evaluation of nuclear plant security, at the instigation of government officials and NGO's, such as the Union of Concerned Scientists. The California legistature is contemplating new legislation regarding hazardous materials.

Furthermore, the viability of PG&E's future business operations and PG&E Co.'s status as a regulated utility is exceptionally uncertain. During an unprecedented 2001 California energy crisis, PG&E Co. which owns and operates Diablo Canyon filed bankruptcy reorganization proceedings which are pending. PG&E Co. has filed a controversial reorganization plan seeking, inter alia, divestiture of key assets, including Diablo Canyon Nuclear Plant. On 11/27/01 the California Public Utility Commission (PUC), filed its opposition to PG&E Co.'s disclosure statement calling the proposed plan "a regulatory jailbreak of a scope never before attempted in a bankruptcy case". The PUC said the real purpose of the reorganization plan is to escape from state regulatory oversight.

Apart from PG&E's exceptional financial circumstances, Enron Corporation, a significant participant in the California energy crisis, has filed a bankruptcy which overshadows even the giant PG&E Co. bankruptcy, following an extraordinary and unprecedented price 'meltdown' of Enron's shares. Proponent and thousands of others who have relied for retirement security on energy industry stocks are justifiably concerned about their investments. Thus, more than ever before, prudence requires that PG&E shareholder owners be permitted to vigilently question as imprudent policy decisions by the directors and managers of their company.

Accordingly, the proposal does not relate to or impinge upon PG&E's "ordinary business operations" within the purview of Rule 14a-8(c)(7), but raises broad and **discretionary** policy issues arising from and relating to **extraordinary and not ordinary** circumstances.

2. Contrary to PG&E's contention, the Proposal has not been "substantially implemented" within the purview of S.E.C. Rule 14a-8(i)(10).

The proposal suggests a **new** Diablo Canyon security policy and plan which limits on-site radioactive waste storage to the capacity of existing spent-fuel pools. While rejecting the proposal's suggested limitation of on-site stored wastes, a material part of the proposal, PG&E disingenuously claims to have "substantially implemented" the proposal by it's pre-9/11 compliance with NRC and PUC regulations, and by increasing its security personnel after 9/11.

PG&E has not "substantially implemented" the proposal because, contrary to the proposal, PG&E insists on dry storing Diablo Canyon radioactive wastes when spent-fuel pools are full beginning in 2006. Thus, the proposal raises a nuclear policy issue which has not been implemented by PG&E, and upon which PG&E shareholder/owners are entitled to vote.

PG&E has not "substantially implemented" the proposal for the further reason that PG&E's compliance with pre-9/11 NRC and PUC regulations does not satifisfy the proposal's request for a **"new"** post-9/11 Diablo Canyon security policy and plan. Since 9/11 there has been an ongoing nationwide re-evaluation of nuclear plant safety and vulnerability to terrorism, and Diablo Canyon must be included in such re-evalution. Mere hiring of added securitiy personnel does not satisfy the proposal's request for a new security **policy and plan.**

In claiming the proposal moot, PG&E cites Staff's 2/16/95 no action letter to Northern States Power Company. But that letter was premised on facts materially different from those which support this proposal. The Northern States proposal asked for a halt in installation of **already approved** dry cask waste storage pending a new safety study. The matter had **already** been reviewed by the NRC, the Minnesota PUC, and the Minnesota legislature.

In this case, there has been no NRC or California PUC approval of dry cask storage at Diablo Canyon. The NRC is currently re-evaluating nuclear plant safety issues, and the California PUC's regulatory authority is uncertain because of PGE Co.'s pending bankruptcy and plan to divest it's Diablo Canyon ownership. Moreover, there has been no review by the California legislature, which may soon consider new legislation regarding hazardous materials.

In this case, unlike Northern Power, proponent does not seek a halt in imminent installation of dry cask storage facilities, but raises a policy issue to be submitted to shareholders in April without delaying any scheduled construction work at Diablo Canyon. The present proposal is a recommendation and not a requirement. Moreover, although the Northern Power proponent did raise terrorism concerns, such concerns were not as credible in 1995 as they are in 2002.

Thus, the 2/16/95 Northern Power letter does not apply as a precedent to the facts of this proposal, which is not moot and has not been "substantially implemented" by PG&E wthin the purview of Rule 14a-8(i)(10).

3. Contrary to PG&E's contention, the Proposal [as amended] is not "false and misleading" within the purview of S.E.C. Rule 14a-8(i)(3).

PG&E has objected to almost every line in both the proposal and supporting statement as allegedly "false and misleading" or "vague". Most of these objections are unfairly contrived and unfounded. However, to remove any legitimate doubt that may have been raised by PG&E, proponent has amended the proposal and the supporting statement, after extensive review of relevant facts. Transmitted herewith and incorporated by reference are various articles and other writings which confirm and support the accuracy and propriety of the proposal.

For the most part, PG&E's objections are based on it's unreasonable interpretations of proponent's statements and language. The gross unfairness of PG&E's construction is epitomized by PG&E's initial denial of proponent's requisite shareholder status because the Merrill/Lynch certification of such status was issued six days before PG&E received it. Similarly, PG&E's interpretation of the proposal and supporting statement are contrived and unfair. PG&E's objections are either invalid or moot for reasons hereafter discussed:

A. The resolution's first sentence is not excludable on alleged vagueness grounds.

PG&E disingenuously denies comprehension of concepts of "nuclear accident" or "terrorist attack" and claims insufficient proposal details to enable its implementation by PG&E. But in light of word limit constraints, PG&E asks for the impossible. The proposal is cogent, clear and comprehensible to a reasonable reader, especially when considered with its prefatory supporting statement.

B. The resolution's second sentence is not excludable as allegedly unsupported.

Unfairly disregarding the entire supporting statement, PG&E claims as unsupported the resolution's language seeking limitation of on-site radioactive wastes to "avert untenable risks of possible off-site shipments or excessive on-site storage". But this conclusionary language in the resolution is based on the supporting statement (as amended). Such statement shows increased vulnerability of nuclear plants and radioactive wastes since 9/11, with stored or shipped high-level wastes being extraordinarily hazardous and more vulnerable than nuclear reactors. Moreover, after noting that PG&E already stores hundreds of tons of wastes, it says that: "Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase." Thus, the concluding language of the resolution is well-founded and not excludable on grounds raised by PG&E.

C. The introductory paragraph of the supporting statement is not excludable as allegedly "false and misleading". Unfairly reading the introductory paragraph out of its context within the entire proposal which recitesvarious post-9/11 risks, PG&E alleges that in alluding to risks of production and storage of high-level radioactive wastes at Diablo Canyon proponent falsely implies that the plant "is not operated safely and in compliance with NRC requirements". PG&E's purported interpretation and inference is contrived and unreasonable, as it completely disregards new terrorism risks emphasized by the proposal. Moreover, even before 9/11, nuclear power plants were commercially uninsurable for catastrophic loss and relied on the Price-Anderson Act for taxpayer indemnification of any such loss exceeding $9 billion. Also, Germany had decided to phase out all its nuclear plants on safety and environmental grounds. So, apart from extraordinary terrorism risks, reasonable people might differ on whether nuclear plants operated within NRC requirements could suffer a catastrophic accident.

D. The "National Security Risks" paragraph in the supporting statement is not excludable as "misleading". This paragraph has been carefully edited and amended by proponent to meet any legitimate PG&E objections. As amended the paragraph is accurate, and not misleading or exaggerated. PG&E's objections are either unfounded or moot. Materials supporting this paragraph's accuracy are enclosed herewith.

E. The "Storage, Earthquake and Transportation Risks" paragraph in the supporting statement is accurate, and not excludable as "misleading". PG&E complains about this paragraph insofar as it compares the quantity of radioactive wastes produced by Diablo Canyon to the quantity of radioactive debris from an Hiroshima bomb. But, the analogy is accurate and proper. It was obtained by proponent from a nuclear scientist expert in such matters. Moreover, to clarify the hazardous nature of these materials, proponent has amended this paragraph with details about some of of the radioactive wastes. In addition to complaining about the Hiroshima bomb analogy, PG&E audaciously claims as "unsupported" proposal contentions that storage and transportation of radioactive wastes is "dangerous". So proponent has amended this paragraph with the following language: **"These wastes -including Cesium137, Strontium90 and Plutonium239 - are**

so hazardous that Department of Energy requires isolation for 10,000 years."

F. The "Fiscal Risks" paragraph of the supporting statement is not false and misleading in its allusion to bankruptcy proceedings and assumptions concerning PG&E viability in the event of a catastrophic nuclear attack or accident. The original first sentence, though correct, has been changed to now read: "PG&E's financial prospects are threatened by bankruptcy of its largest subsidiary, a $4 billion unfair practices suit by the California Attorney General, and pending class-actions." The remaining sentences are accurate and PG&E does not meet its burdon of proof by merely saying they are unsupported. Moreover, as a retiree who has held PG&E stock as a "widow's and orphan's" investment, proponent's references to other such retirees and pension funds are accurate and legitimate and do not attempt to "impugn the character" of PG&E, as it claims.

G. The "Public Policy Risks" paragraph of the supporting statement is accurate and not a "brazen" defamation of PG&E. The paragraph has been amended to read: "The recent 'Erin Brockovich' film revealed to the shareholders and public PG&E's disregard of human health and life resulting in a $333 million class-action settlement. No corporate profit goal can justify disregard of serious hazards to public and environmental health and safety." Contrary to PG&E's dismissal of the "Erin Brockovich" film as "fictional", the film portrays actual events about actual people and places. It tells how Erin Brockovich, a real person, working as paralegal assistant to Ed Masry, a real California lawyer, through persistent and protracted investigation in the Mojave desert town of Hinkley, California (a real place) learned that PG&E Co. had knowingly and illegally dumped hexavalent chromium (aka 'chromium 6'), a deadly toxic waste which poisoned the water and residents of the Hinkley area. Her investigations penetrated a PG&E coverup of its nefarious conduct and resulted in the 1993 filing of a real San Bernadino Superior Court class action captioned Anderson v. PG&E. PG&E ultimately settled that case for $333 million (real dollars), and is now defending similar but larger class actions brought by Ed Masry, with the assistance of Erin Brockovich, who publicly reaffirm the PG&E misconduct portrayed in the film. (See, eg. enclosed San Francisco Chronicle article.) In response to proponent's accurate and justified characterization of its conduct at Hinkley, California, PG&E accuses proponent, a PG&E owner, of "brazen and defamatory" statements. But, while the "Erin Brockovich" film identified and mentioned PG&E **fifty two (52) times,** no defamation action was ever prosecuted by PG&E against Universal Studios, Erin Brockovich, Ed Masry, or anyone else who made or distributed the film. Proponent respectfully suggests that PG&E "protesteth too much" about the his fair comment on the "Erin Brockovich" film, which has been a gigantic public relations disaster for PG&E, and subject of much justified negative comment about PG&E by proponent and countless others. Particularly since the 'moral' bankruptcy of Enron executives and auditors which has led to the biggest economic bankruptcy in U.S. history, proponent and other nervous energy industry investors are expressing very legitimate concerns about ethically questionable behavior by those who manage their companies.

CONCLUSION

Contrary to PG&E's contentions, the Proposal, as amended, does not relate to PG&E's ordinary business operations, has not been substantially implemented by PG&E, and is not false and misleading. Particularly in this post-Enron era, Proponent's right as a long-time PG&E shareholder/owner to raise important policy questions affecting his Company should be respected, and PG&E has failed to meet its burden of defeating that right.

Accordingly, Proponent respectfully requests a Staff recommendation that his proposal, as amended, be included in PG&E's 2002 proxy materials.

Sincerely,

Ron Rattner

Enclosures

cc: Maria Gray, Orrick firm
San Luis Obispo Mothers For Peace

Ron Rattner
1998 Broadway # 1204
San Francisco, CA 94109-2206
(415) 567-1444

Shareholder proposal [amended]

RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:
PG&E's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:
Since 9/11/01 we have realized our vulnerability to terrorism and urgent need for increased vigilance. A terrorist attack on hundreds of tons of high level radioactive wastes at Diablo Canyon could render uninhabitable for generations extensive California coastal areas. Nuclear Regulatory Commission anti-terrorist exercises to determine potential vulnerability of nuclear plants did not consider all weapons or methods attributed to AlQueda terrorists or direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designed to withstand such crashes", and that consequences of a spent-fuel accident "could be comparable to those for a severe reactor accident." Radioactive wastes are more vulnerable than nuclear reactors.

Storage, Earthquake and Transportation Risks:
Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent-fuel pools 2 1/2 miles from a major active California coast earthquake fault. Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. These wastes - including Cesium137, Strontium90 and Plutonium239 - are so hazardous that Department Of Energy requires isolation for 10,000 years. No safe off-site storage place exists or will be available -if ever- for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:
PG&E's financial prospects are threatened by bankruptcy of its largest subsidiary, a $4 billion unfair practices suit by the California Attorney General, and pending class-actions. Share prices have sharply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear attack or accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:
The recent "Erin Brockovich" film revealed to the shareholders and public PG&E's disregard of human health and life resulting in a $333 million class-action settlement. No corporate profit goal can justify disregard of serious hazards to public and environmental health and safety.

Conclusion:
Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant.

Therefore, it is

RESOLVED:
Shareholders recommend that Board of Directors adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon; and that pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent-fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

RON RATTNER
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

January 17, 2002

TO: SEC, Division of Corporation Finance

RE: Opposition to PG&E Intention to Exclude Shareholder Proposal

FROM: Ron Rattner, PG&E Shareholder/Proponent

Attached hereto are copies of the following articles which have been incorporated by reference into Proponent's opposition to PG&E's intention to exclude his shareholder proposal:

1. **"Spent Fuel Security"**, Union of Concerned Scientists; Alden Meyer, Director of Government Relations

2. **"Could nuclear plants be terrorists' next target?; Officials try to prepare for devastating air attack"** USA Today; Dec. 14, 2001; Gary Stoller

3. **"Too Close for Comfort"**; On Earth; Winter 2002; Peter Bradford, former NRC commissioner

4. **"Report suggests flaws in San Onofre's security: Attacks put focus on vulnerability"** San Diego Union-Tribune; Oct 23, 2002; Bruce Lieberman

5. **"Airplane Attack Exposes Nuclear Plant Myth"**; Dow Jones Newswires Column; Sep 17, 2002; Mark Golden

6. **"State sues PG&E"**; S.F. Chronicle; Jan 11, 2002; Bob Egelko and Larry D. Hatfield

7. **"PUC Files Opposition To PG&E Bankruptcy Reorganization Plan"**; California Public Utilities Commission; Nov 27, 2001

8. **"Yucca Site Not Likely To Open Until 2015"**; Las Vegas Sun; Dec 28, 2001

9. **"Erin Brockovich going after PG&E again"**; S.F. Chronicle; Jan 13, 2002; David Lazarus

VNION of CONCERNED SCIENTISTS

Spent Fuel Security

Much of the discussion since the September 11the attacks on the World Trade Center and the Pentagon has focused on the resistance of reactor containment structures to aircraft strikes. The Nuclear Regulatory Commission (NRC) needs to analyze this issue so that its answer is known rather than debated.

More importantly, the NRC must address the vulnerability of spent fuel storage at all US nuclear power plants now. Spent fuel pools contain more highly radioactive fuel than the reactor cores. And the spent fuel pools at all US nuclear plants are located outside the reactor containment structure. When the spent fuel pools fill up, spent fuel is stored in concrete casks outside the plant. Thus, spent fuel is a softer target that could yield graver consequences than an aircraft crashing through the reactor containment structure.

What is the spent fuel pool?

The spent fuel pool is a 45-feet deep concrete pit that stores highly radioactive fuel assemblies after their removal from the reactor core. Water storage is required because spent fuel assemblies continue to emit considerable amounts of both heat and radiation for many years. The fuel pool water is continuously cooled to remove the heat produced by the spent fuel assemblies. Without cooling, the fuel pool water will heat up and boil. If the water boils or drains away, the spent fuel assemblies will overheat and either melt or catch on fire. NRC studies have estimated that many thousands of people living within 50 miles could die from the radiation released when spent fuel assemblies melt or catch on fire.

Where are the spent fuel pools located?

The spent fuel pools at nuclear power plants with pressurized water reactors are located in buildings adjacent to the reactor containment structures. Typically called the Fuel Handling Buildings, these structures are designed to withstand nature (e.g., earthquakes, tornadoes, hurricanes, floods, and snow storms) but not man (e.g., sabotage and accidental or intentional aircraft strikes). The Fuel Handling Buildings are basically standard, industrial-grade buildings (much like K-Mart but without the neon signs).

The spent fuel pools themselves are generally below ground level within the Fuel Handling Buildings. Consequently, it is less likely for water to drain out of the spent fuel pool when its floor or walls are damaged than if it were located above ground

... the spent fuel pool building is simply made of reinforced concrete...An aircraft-or missile-would not need to completely level the fuel building to cause harm. It would merely need to crack the concrete wall or floor of the spent fuel pool and drain the water out. The spent fuel pool is designed to remain intact following an earthquake, but it is not designed to withstand aircraft impacts and explosive forces.

>What about spent fuel stored in dry casks?

When the spent fuel pool in the "attic" of the nuclear plant fills up, some of the highly radioactive fuel assemblies are loaded into large casks and stored outside on concrete pads...

Weapons available on the black market, and even some that can be legitimately purchased in the US, or explosives could cause the casks to be penetrated resulting in the release of large amounts of radiation. At some plants, the casks are line-of-sight visible from open access (i.e., unsecured) areas while other plants place casks inside unguarded chain-link fences.

What should the NRC do about spent fuel security?

Easy. Existing federal regulations (10 CFR 73.55) require plant owners to provide adequate security to protect spent fuel-whether stored in pools or casks-from radiological sabotage. All the NRC needs to do is simply enforce regulations already on the books. No more studies are required, no more rulemaking is needed, no more evaluations are necessary, and no more delays are warranted.
>
>
>Alden Meyer
>Director of Government Relations
>Union of Concerned Scientists
>1707 H Street, NW
>Washington, DC 20006
>phone: 202-223-6133, Ext. 127
>fax: 202-223-6162
>e-mail: ameyer@ucsusa.org
>website: http://www.ucsusa.org

USATODAY.com

Could nuclear plants be terrorists' next target? ; Officials try to prepare for devastating air attack

USA Today; Arlington, Va.; Dec 14, 2001; Gary Stoller;

Abstract:

[Gordon Thompson] was hired by the STAR Foundation, a Long Island environmental group, to calculate the effects of a pool fire at Unit 3. The group opposes the plant's application to more than double the pool's spent-fuel capacity. In response to the September attacks, the organization last month sued the NRC, demanding that the agency take action to prevent a "catastrophic spent-fuel pool fire" at Millstone. The NRC has no comment.

Pete Hyde, a spokesman for the plant's operator, Dominion Nuclear Connecticut, says security procedures are being reviewed, and the utility supports restrictions on the airspace within a 5-mile radius of all nuclear power plants. The NRC says the pools' security at all nuclear power plants is being studied as part of "a top-to-bottom review" begun after Sept. 11. "There is a threat, and the agency is looking at it," says spokeswoman Rosetta Virgilio.

** The NRC "is still operating in a pre-Sept. 11 world," says Rep. Edward Markey, D-Mass. "While the NRC and the nuclear power industry has been saying nothing short of 'It can't happen here,' we know all too well that the terrorists of al-Qaeda (suspected of executing the Sept. 11 hijackings) have contemplated and would carry out an attack on a nuclear facility."*

Full Text:

An airplane crashes into Connecticut's Millstone Nuclear Power Station, 127 miles from New York. It ignites a fire that releases large amounts of radioactive particles into the atmosphere over one of the nation's most populous regions. An area the size of Connecticut, Massachusetts, New Jersey, Rhode Island and Vermont is uninhabitable for at least 30 years, and some areas remain contaminated for 300 years. Children begin dying from leukemia 5 years after the accident, and tens of thousands of people eventually die of cancer.

Such a horrific scenario was once considered too unlikely to worry much about, but Sept. 11's events altered that perception. The threat of a plane dive-bombing into one of the nation's 103 operating nuclear plants or 16 decommissioned plants that store spent fuel cannot be dismissed, say nuclear engineers and scientists. The Nuclear Regulatory Commission is now studying how to prevent such an attack.

Most nuclear power plants are designed to withstand earthquakes and natural disasters. At a few plants near airports, the buildings containing the nuclear reactors are designed to withstand a small plane crash. But none was built to survive hits by larger planes or jets like those terrorists hijacked on Sept. 11. The NRC is aware of that and expects to complete a thorough review of security policies this month, it says.

Nuclear plants' reactors are not the only worry. They're typically housed in steel-lined reinforced concrete shells that are at least 18 inches thick at the top and 6 feet thick at the base. Of greater concern are the less protected "spent-fuel pools," where used rods of nuclear fuel that once powered the reactors are cooled and stored for years in pools of water.

Some industry watchdogs say even small planes, such as corporate jets, could penetrate the buildings that house many of these pools. Disturbing the water in the pool could cause the fuel rods to get too hot, starting a fire and causing a massive radiation leak.

The amount of radioactive material discharged by an accident in the pool of Millstone Unit 3, for instance, would be five times greater than the world's worst nuclear accident to date -- at the Chernobyl nuclear plant in the Ukraine in 1986 -- says Gordon Thompson, executive director of the Institute for

Resource and Security Studies.

Ukraine's Health Ministry says 125,000 people have died and 3.5 million people have become ill because of the accident. "A pool fire at Millstone Unit 3 would be a regional and national disaster of historic proportions," says Thompson, a mechanical engineer who has consulted for the Department of Energy.

Thompson was hired by the STAR Foundation, a Long Island environmental group, to calculate the effects of a pool fire at Unit 3. The group opposes the plant's application to more than double the pool's spent-fuel capacity. In response to the September attacks, the organization last month sued the NRC, demanding that the agency take action to prevent a "catastrophic spent-fuel pool fire" at Millstone. The NRC has no comment.

Pete Hyde, a spokesman for the plant's operator, Dominion Nuclear Connecticut, says security procedures are being reviewed, and the utility supports restrictions on the airspace within a 5-mile radius of all nuclear power plants. The NRC says the pools' security at all nuclear power plants is being studied as part of "a top-to-bottom review" begun after Sept. 11. "There is a threat, and the agency is looking at it," says spokeswoman Rosetta Virgilio.

That doesn't satisfy some members of Congress:

* The NRC "is still operating in a pre-Sept. 11 world," says Rep. Edward Markey, D-Mass. "While the NRC and the nuclear power industry has been saying nothing short of 'It can't happen here,' we know all too well that the terrorists of al-Qaeda (suspected of executing the Sept. 11 hijackings) have contemplated and would carry out an attack on a nuclear facility."

* Rep. George Gekas, R-Pa., says the government should begin stockpiling supplies of potassium iodide for communities near nuclear facilities. Potassium iodide can prevent the onset of thyroid cancer that could result from radiation poisoning.

* A bill introduced in the Senate in late November would create a federal security force for nuclear plants and would require them to establish a plan to defend against air attacks. Presently, plant operators hire private security companies. Since Sept. 11, state and local police and, in some states, the National Guard have been present.

"An air attack on a nuclear power plant could result in one of the greatest environmental disasters to ever affect civilization," says Nathan Naylor, a spokesman for Sen. Harry Reid, D-Nev., a co-sponsor of the bill.

The NRC says it has not learned of a specific "credible threat" against a nuclear power plant since Sept. 11. On Oct. 30, however, the Federal Aviation Administration banned small planes from flying over most plants "for national security considerations." Those restrictions were lifted Nov. 6.

On Oct. 17, airports in Harrisburg and Lancaster, Pa., were closed temporarily after the NRC said it received information about a threat against the Three Mile Island nuclear plant outside Harrisburg. The NRC subsequently said the threat was a false alarm.

Too remote a threat?

Nuclear safety watchdogs say that for many years they have pointed out the dangers of spent-fuel pools, but that the NRC told them the terrorism threat was too remote to make it a major concern.

At about one-third of the power plants, the reactor is in one building, and the spent-fuel pool is housed in a second building with only corrugated metal walls and a roof, says David Lochbaum, a nuclear safety engineer of the Union of Concerned Scientists and a former power plant consultant. At the rest of the plants, a spent- fuel pool sits in a concrete building that's farther from, but attached to, the reactor building.

The corrugated metal structures could be penetrated by a small plane, such as a Cessna, Lochbaum says. The concrete structures, which are at least 6 inches thick, could be penetrated by a larger plane or a jet, Lochbaum and other engineers say.

A severe pool fire could render about 188 square miles uninhabitable and cause as many as 28,800 cancer fatalities and $59 billion in damage, Brookhaven National Laboratory said in a 1997 report for the NRC. NRC spokesman Victor Dricks says he can't comment on the study.

Storage of spent fuel has been a controversy for decades. A 1982 law mandated that the Department of Energy be responsible for accepting nuclear plants' waste, but no storage site exists.

Steve Kerekes, a spokesman for the Nuclear Energy Institute, which represents 35 major power companies, says spent-fuel pools are well- protected, and it would be "extremely difficult for a plane to strike directly without major portions of the plane being shredded on the way in."

The pools and the reactor buildings have redundant safety systems to protect against loss of coolant, Kerekes says. But he doesn't know what would happen, he says, if a large jet struck either the containment building or the fuel pools. "We've said since Sept. 11 that we can't guarantee we're impervious to every scenario one might envision," Kerekes says.

Lochbaum says that many spent-fuel pools are in the open, and if a plane made a direct hit, the back-up cooling system could fail. Spent- fuel pools hold five to 10 times more "long-lived radioactivity" than a radioactive core inside the reactor of an operating plant, says STAR Foundation executive director Robert Alvarez, a former Department of Energy adviser.

At some nuclear plants, some of the spent fuel has been removed from the pool and stored in lead-lined concrete casks. These casks, says Lochbaum, could be split open in a crash but are probably less vulnerable than the spent fuel in the pools.

The amount of spent fuel stored at nuclear plants is growing, making accidents even more dangerous in the future. Under typical weather conditions, about 46,598 square miles of land would be rendered uninhabitable for at least 30 years -- and some for hundreds of years -- if all radioactive material were discharged from the current inventory of fuel assemblies in Millstone Unit 3's spent- fuel pool, Thompson says. A similar accident in late 2004 would render about 55,923 square miles -- more than the size of New York state -- uninhabitable, he says.

"I don't think anyone can accurately predict what would happen," says Hyde, the Millstone spokesman.

He says the spent-fuel pools, composed of "industrial steel frames with concrete around them," are designed to withstand an earthquake but not the impact of a large jet. If such an accident occurred at the Harris Nuclear Plant near Raleigh, N.C., there would also be great devastation, says Thompson. If all fuel in two of the plant's fuel pools ignited, enough radioactive material would be released to contaminate for at least 30 years 93,000 square miles of land -- 8,700 more than the entire state.

Keith Poston, a spokesman for Progress Energy, the parent company of the plant's operator, Carolina Power and Light, calls Thompson "a full-time anti-nuclear activist" and says he won't comment on Thompson's calculations. "We're confident our facilities are safe, and they've been deemed to be safe by the federal government," the spokesman says.

Poston says, however, that both the spent-fuel pools and the operating nuclear reactor's containment building were "not designed to withstand a direct hit from a Boeing 747."

Decommissioned power plants, nuclear-safety watchdogs say, may be even more of a danger, because they may be housing more spent fuel and have fewer security personnel than operating reactors.

The NRC's Dricks says the agency, by law, has "always considered the possibility of terrorist threats against our nuclear plants."

On Sept. 12 an NRC document filed in a licensing proceeding said that "terrorist acts" do not "fall within the realm of reasonably foreseeable events." Dricks says the filing was prepared before Sept. 11.

Presently, says NRC spokeswoman Virgilio, the NRC communicates with other government agencies for intelligence information and "reviews threat information" with the new Office of Homeland Security.

Airport security a 'prime focus'

Lochbaum, of the Union of Concerned Scientists, says beefing up airport security should be "the prime focus." Since Sept. 11, the federal government has taken steps to improve security at major airports, but experts say there are still holes. At small airports, which accommodate private planes and corporate jets, there is very little security, experts say.

The Union of Concerned Scientists, which has former NRC commissioner Peter Bradford on its board, says NRC security tests prior to 1998 revealed "significant weaknesses" at 27 of 57 operating nuclear power plants.

The NRC's Dricks says all weaknesses found have been corrected.

"It doesn't necessarily follow," he says, "that because significant weaknesses are identified, power plants wouldn't be able to defend themselves against (an) attack."

Kerekes, the spokesman for the group representing 35 nuclear power companies, says nuclear power plants are well-protected. But, "like any other commercial enterprise, we have to look to the federal government to protect us in acts of war like those that occurred on Sept. 11."

Go to usatoday.com for an interactive map and a reporter's encounter with nuclear power plant security.

[Illustration]
GRAPHIC, Color, Suzy Parker, USA TODAY (ILLUSTRATION); GRAPHIC, B/W, Dave Merrill, USA TODAY, Source: Nuclear Regulatory Commission, Union of Concerned Scientists (MAP)

Sub Title: [FINAL Edition]
Column Name: COVER STORY
Start Page: B.01
ISSN: 07347456
Subject Terms: Terrorism
Nuclear power plants

Most Americans are finding it harder than ever to take their local nuclear power plants for granted. A former Nuclear Regulatory Commissioner forecasts a cloudy future for an industry that suddenly looks vulnerable—in more ways than one.

Too Close for Comfort

By Peter Bradford

IN THE YEARS AFTER HIROSHIMA but before nuclear power, the Atomic Energy Commission (AEC) created a committee to evaluate the radiation dangers of nuclear power plants. With no experience to guide it, the committee—seeking to make plants inherently safe—recommended that power reactors be sited far from cities. Its chair, Edward Teller, went so far as to suggest building them underground. These conservative approaches collided with economic reality. With oil and coal inexpensive, utilities would not undertake the cost of building new power plants underground or far from their urban power consumers. Instead, massive concrete containment domes became the primary safeguard. A 1957 AEC study concluded that a catastrophic accident breaching the containment might cause 3,400 "early" deaths and 43,000 serious injuries. Nevertheless, among the first sites licensed by the AEC were Indian Point, twenty-five miles north of New York City, and Dresden, close to Chicago.

As reactors grew larger, containment alone no longer sufficed. Cooling and pressure suppression systems were added. The AEC, later the Nuclear Regulatory Commission (NRC), still had to assure "adequate protection of the public health and safety." However, the ideal of inherent safety had been displaced by a less reliable safeguard: government's ability to predict. The commission undertook to sort possible events from impossible events. Some events that might defeat the safety systems were considered impossible, and therefore, plant owners were not required to defend against them. The deliberate crashing of a large, fully fueled passenger plane was among these impossible events.

On September 11, American Airlines Flight 11 flew down the Hudson River, directly over Indian Point on its way to the World Trade Center. The wind blew north to south that morning.

SEPTEMBER 11 DEMANDS fundamental reassessment of several aspects of nuclear regulation. The inevitable uncertainty, controversy, and expense—forces that have prevented the ordering of any new U.S. nuclear power plants since 1978—are not good news for the industry.

Until September 11, the industry had been celebrating remarkably improved economic performance and a political resurgence. The Bush administration, especially the vice president, had supported the construction of new plants using safer designs—so safe, it was said, that containment would not even be necessary. Now, new U.S. plants seem remote. As potential investors and potential neighbors see the National Guard dispatched to nuclear power sites, as no-fly zones are established overhead, and as antiaircraft guns are installed at nuclear facilities in Europe, yesterday's Edward Teller sounds wiser than today's Dick Cheney.

A few times in the five-decade history of nuclear power, some event once deemed impossible has taken place, forcing fundamental change, great expense, and the abandonment of plants already built. In 1974, India tested a nuclear weapon using materials provided, for peaceful purposes, by the United States and Canada. President Ford then ordered the deferral of U.S. programs for nuclear fuel reprocessing and fast breeder reactors, which would make bomb material more accessible. President Carter later canceled them outright.

In 1975, a technician with a lighted candle started a fire that disabled most of the safety systems at the Brown's Ferry plant in Alabama. Expensive reengineering of fire protection and other systems followed. The changes wrought by Brown's Ferry paled, however, beside the



Photograph by John Dolan

could "take an enormous bite" out of environmental review of government or industry activity.

"There can be a difficult balance between security and information," says Gary Bass, executive director of OMB Watch. "But we can distinguish between knowing that a dangerous chemical is sitting in the west wing of a specific facility on the third floor in a 10-gallon drum—information that arguably should be kept from public view—and knowing that if an accident happens at this facility there would be a toxic plume reaching 4.3 miles." The very purpose of RMPs, notes Bass, is to help people negotiate hazard reductions. To do that, they need to know about the hazards.

Public knowledge can even enhance security. Bass points to the Blue Plains wastewater treatment works in the Washington, D.C., area. An RMP noted that a railcar full of chlorine was at the site and that in a worst-case scenario, a cloud of deadly chlorine could reach the White House. Consequently, environmental groups—before September 11—lobbied for the car's removal. After the attacks, tons of liquid chlorine and sulfur dioxide were quietly taken out of the facility.

Some government agencies, such as EPA, have said that they will check the material removed from their websites and consider reinstating it. This step is critical, notes Aftergood of the Federation of American Scientists. "Otherwise, people will take advantage of the situation to remove information to serve agendas other than security."

RESOURCES

Federation of American Scientists
www.fas.org
NRDC on nuclear weapons and waste
www.nrdc.org/nuclear
OMB Watch
www.ombwatch.org
To take action on security legislation, see Washington Watch (p. 47).

The clampdown is a secrecy windfall for industries that have been fighting public information initiatives for years. For instance, thanks to industry influence, public reporting of chemical industry accidents is so spotty that no one knows how many deaths they cause, says D.C. environment writer Joseph A. Davis. (The most comprehensive estimate to date was 256 a year, on average, from 1987 to 1996.) Has the no-need-for-you-to-know crowd exploited September 11? After the attacks, the Competitive Enterprise Institute, a pro-business lobby, called for a "permanent removal" of chemical facility RMPs from both EPA's website and its reading rooms around the country. The American Chemistry Council asked EPA to block all public access to the reports detailing worst-case accident scenarios—reports which were only available in reading rooms. The pipeline industry has lobbied Congress to remove right-to-know provisions from pending legislation.

NRC chairman Richard Meserve called September 11 a wake-up call. But the alarm that rang that awful day called the nation to do more than improve fences and hire more guards. The country must look at itself anew. As nuclear weapons expert Matthew Bunn observes, "A world that includes highly capable terrorist organizations with a global reach is a world that is less favorable to technologies that concentrate immense quantities of value and potential vulnerability in one place."

Which means that an effective anti-terrorism strategy must reduce the long list of industrial sites that are high-value targets. Environmentalism meets national security: There can be common ground between hawks and greens.

Lessening the nation's reliance on toxic products and toxics-producing processes is a tougher and grander—and more profound—task than tightening borders, improving coordination among the many government agencies with antiterrorism responsibilities, or stockpiling vaccinations for a biological attack. It calls for an examination of society's relationship with assorted poisons. Is having the whitest of white paper worth the widespread presence of chlorine? Should the American appetite for cheap power be fed by reactors churning out lethal waste sought by terrorists? Ultimately, the goal is to detoxify American society. Prior to September 11, there was good reason for doing so. Afterward, the need is more evident. And this is a challenge unlikely to be met if the public possesses less, rather than more, information about the vulnerabilities we have created for ourselves.

Report suggests flaws in San Onofre's security | Attacks put focus on vulnerability

The San Diego Union - Tribune; San Diego, Calif.; Oct 23, 2001; Bruce Lieberman;

Abstract:

That doesn't mean a nuclear power plant's most fortified structures, including its reactor containment domes, would be destroyed, [Ray Golden] said. The twin domes at San Onofre are made of steel-reinforced concrete 3 to 7 feet thick, Golden said.

Terrorists would not have to destroy a containment dome to threaten the nuclear reactor inside, experts say. San Onofre's twin reactors rely on several supplies of water, including water drawn from the ocean, to keep their cores from overheating, even after nuclear fission has been shut down. If terrorists managed to cut off primary and backup supplies of water, that could result in a reactor meltdown.

reactors are not the only possible targets. Nuclear plants store highly radioactive assemblies of spent nuclear fuel in pools of water. San Onofre, which has operated since 1968, stores more than 1,600 tons of spent-fuel assemblies in three large pools housed in steel-reinforced concrete buildings.

Full Text:

SAN ONOFRE -- One night last fall, a special forces team from the military, using unloaded weapons, staged a mock terrorist attack against the San Onofre nuclear power plant.

The mission: to simulate the sabotage of a set of targets critical to plant safety. If terrorists were to disable all of them, it could trigger a reactor meltdown.

Security guards also had a clear objective: to repel the attack and protect the plant.

Exactly what happened that night is classified. But an inspection report issued in July by the Nuclear Regulatory Commission, which conducts the exercises, hinted at weaknesses in plant security. "The issue was more than minor because the potential loss of a target set represents a credible impact on safety," the report said.

Officials with the Nuclear Regulatory Commission had considered such exercises a routine part of a more-than-adequate security program. Some considered them unnecessary.

But much has changed in the nuclear power industry in recent weeks.

Since the Sept. 11 terrorist attacks, San Onofre and other nuclear plants have stepped up security with perimeter patrols, vigorous ID checks and armed guards at gates.

After a threat last week against the Three Mile Island nuclear plant in Pennsylvania, military jets began patrolling above that plant. The federal government later declared the threat "noncredible."

The Nuclear Regulatory Commission says it is conducting a top-to- bottom review of security. On Oct. 11, the agency shut down its Web site, which had provided the location of power plants, daily updates on plant operations and edited reports about counterterrorism exercises. As of yesterday, a few parts of the Web site had been restored.

Congress is studying whether to give the president authority to deploy National Guard troops at nuclear power plants and to establish no-fly zones over them. The governors of New York and New Jersey, choosing not to wait for Washington, have deployed National Guard units. In Massachusetts, troops were deployed yesterday at the Pilgrim nuclear power plant in Plymouth.

Anti-nuclear groups have long argued that failures in counterterrorism exercises are alarming evidence that nuclear plants are vulnerable. Such critics -- some of whom want anti-aircraft weapons moved near plants -- say much more protection is needed now that the dynamics of terrorism have changed.

Under current rules, the federal government requires nuclear power plants to guard against an assault by "several" well-trained attackers who may have help from an insider. Attackers are envisioned with hand-held automatic weapons, "incapacitating agents and explosives," a four-wheel-drive vehicle and a "four-wheel-drive land vehicle bomb."

But commission regulations say nothing about more sophisticated groups, or attacks by air or sea. And they exempt utilities from having to protect plants against "attacks . . . by an enemy of the United States, whether a foreign government or person." One regulation allows a nuclear power plant to have as few as five armed guards.

"We must now protect against far larger groups acting in concert in several different teams, with high levels of sophistication, dedication and, unfortunately, a willingness to take vast numbers of casualties," said Daniel Hirsch, head of The Committee to Bridge the Gap, a nuclear watchdog group.

Since 1991, many nuclear power plants have failed to completely repel mock attacks. San Onofre's security force has been tested twice, in 1992 and Nov. 28 and 29 last year. The plant also conducts its own exercises four times a year.

Ray Golden, a spokesman for the San Onofre Nuclear Generating Station, disputed the commission's assessment of the November 2000 exercise. He cited another part of the July report that says the safety significance of the plant's security weaknesses was "very low."

Mock attack teams staged four assaults over two days, and security guards repelled three, Golden said. During the fourth drill, on the evening of Nov. 29, guards had successfully repelled assaults on several targets and the attackers were closing in on a final one when the exercise was terminated early. Golden would not say why.

"They weren't able to demonstrate their ability to reach the target, and we weren't able to demonstrate our ability to repel them," he said.

As recently as 1998, the Nuclear Regulatory Commission had planned to scrap its counterterrorism program. At least 10 commission employees spoke out, however, saying the exercises were vital to security.

David Orrik, a security specialist with the commission, pointed out that 26 of 55 nuclear power plants tested between 1991 and 1998 "demonstrated significant protection weaknesses" during the drills -- despite receiving six months to a year of advance notice, specifics about what kind of threat to expect and a list of potential scenarios.

Facing critical media reports and pressure from within the agency, the commission restored the program in late 1998. This fall, the agency had planned to take the first steps toward replacing it with exercises created and run by the nuclear industry. Breck Henderson, a commission spokesman, said the agency is reconsidering that idea. In addition to re-examining the risk from attacks on the ground, federal officials are also studying the threat from the air.

For years, industry representatives had said nuclear power plants were designed to withstand the impact of a jetliner, even a 747. Spokesmen for utilities and the commission repeated that claim Sept. 11 and afterward.

But 10 days after the attacks, the commission acknowledged that the probability of a large commercial jet crashing into one of the nation's 103 commercial nuclear reactors was considered so low that it had never been studied.

That doesn't mean a nuclear power plant's most fortified structures, including its reactor containment domes, would be destroyed, Golden said. The twin domes at San Onofre are made of steel-reinforced concrete 3 to 7 feet thick, Golden said.

"We never envisioned commercial planes being terrorist weapons, (but) these, in my opinion, are some of the strongest, if not the strongest, structures in the country," he said.

But terrorists would not have to destroy a containment dome to threaten the nuclear reactor inside, experts say. San Onofre's twin reactors rely on several supplies of water, including water drawn from the ocean, to keep their cores from overheating, even after nuclear fission has been shut down. If terrorists managed to cut off primary and backup supplies of water, that could result in a reactor meltdown.

And reactors are not the only possible targets. Nuclear plants store highly radioactive assemblies of spent nuclear fuel in pools of water. San Onofre, which has operated since 1968, stores more than 1,600 tons of spent-fuel assemblies in three large pools housed in steel-reinforced concrete buildings.

In a June 2000 report, the Nuclear Regulatory Commission described the crash of an aircraft into a spent-fuel pool as an "unlikely event." But if such a crash occurred, the report said, the pools could be seriously damaged and spent-fuel assemblies could be exposed to the air. If that happened, the fuel assemblies most recently removed from a reactor could ignite.

"The resulting fire could carry radioactive particles off-site, and the consequences could be significant," the report said.

Officials with the nuclear power industry say last month's terrorist attacks are forcing them to rethink past assumptions about security.

Roger Hannah, a Nuclear Regulatory Commission spokesman, said, "Based on the events in mid-September, there is nothing we would not consider in regard to security."

[Illustration]
1 PIC; Caption: David Piper, a security officer at the San Onofre nuclear power plant, checked an employee's identification badge this month at the south gate of the plant. (A-5); Credit: Charlie Neuman / Union-Tribune

Credit: STAFF WRITER

*Sic:***926130**
Sub Title: [1,7 Edition]
Column Name: ATTACK ON AMERICA
Start Page: A-1
Dateline: SAN ONOFRE
Companies: **Nuclear Regulatory Commission***Sic:***926130**

Date: Mon, 17 Sep 2001 15:31:42 -0700 (PDT)

POWER POINTS: Airplane Attack Exposes Nuclear Plant Myth
By Mark Golden
A Dow Jones Newswires Column

NEW YORK (Dow Jones)--In the heat of the moment Tuesday afternoon, the U.S. Nuclear Regulatory Commission's chief spokesman told several reporters that the country's nuclear power plants were designed to withstand a direct hit by an airliner.

For decades people in the nuclear power industry have occasionally said the same thing, and the desire to calm fears Tuesday is understandable. But the claim, unfortunately, isn't true. Instead, it's the nuclear power industry's equivalent of an urban myth. Nuclear power plants weren't built to withstand the crash of a commercial airliner. Such an event would most likely be disastrous and, if it happened near a large city, the consequences could dwarf the events of this week.

"Nuclear power plants aren't explicitly designed for the crash of large commercial aircraft of the type involved in this week's events," William Beecher, the director of public affairs for the NRC, conceded Friday.

The last barrier to nuclear disaster is the containment building, which houses the reactor vessel, where uranium pellets heat water, producing steam to drive generator turbines. The NRC and the nuclear power industry have made much of the fact that containment walls are constructed of steel-reinforced concrete 4 feet to 5 feet thick. Though not specifically designed for the job, those walls would probably hold back a crashing airliner, Beecher said.

"The prestressed concrete containments are so robust that it is unlikely that a large commercial aircraft would penetrate," he said. That view, however, is likely too hopeful.

The containment building walls are 4 feet to 5 feet thick only at the base of the containment structure, said Paul Leventhal, president of the Nuclear Control Institute, a moderate organization that opposes construction of more nuclear power plants and pushes greater security for the existing fleet. Reactor containment walls are typically only 1.5 feet to 2.5 feet thick at the domed top, he said. Study Shows Vulnerability

A 1974 study by General Electric, a major builder of power plants, shows that if a plant sustained the kind of hit that the Pentagon building took Tuesday, the containment wall almost certainly would break.

The GE study estimated that if a "heavy" airliner traveling at cruising speed hit a nuclear reactor building at the 6-foot-thick base, the chances of it breaking through the wall would be 32%. If it hit the wall where the thickness is only 2 feet, the probability of perforation climbs to 84%. At a thickness of 1.5 feet, penetration is certain.

In such a scenario, a substantial section of container wall collapses almost every time, and significant damage would be sustained by the reactor core, cooling system and emergency cooling system.

Worse, the GE study's definition of "heavy" was anything more than 6.25 tons.

The airliners used Tuesday weighed more than 150 tons, fully loaded. The cruising speed of GE's six-ton plane wasn't specified, but it likely was nowhere near as fast as the 600-mile-per-hour speed of the plane that crashed into the Pentagon. Finally, based on what was seen Tuesday, the GE study seems to have underestimated the impact of thousands of gallons of ignited jet fuel on a nuclear power plant.

"It's almost certain that the plant would be destroyed, and the core would melt, and you would have catastrophic consequences," Leventhal said. "The core of a 1,000-megawatt power plant has 1,000 times more radioactive material than the bomb dropped on Hiroshima."

There wouldn't be an explosion, Leventhal explained. But if the reactor core melted, intensely radioactive material would be released in a plume. Casualties Would Be Horrific

A successful attack near a major city might not produce as many immediate fatalities as Tuesday's attacks, but cancer caused by the release of radiation would ultimately claim tens of thousands of lives, Leventhal said. Moreover, the panic that would ensue in the evacuation of a major city on short notice could cause many additional casualties.

The NRC's Beecher declined to discuss any of these issues, saying it could provide valuable information to terrorists.

Other NRC staff in more candid moments have conceded, according to public testimony, that an airplane crash would be the worst imaginable event. Hitting the reactor isn't the only potential nightmare. Still-radioactive spent fuel rods lay in cooling pools on the plant sites outside of the containment buildings with no protection from an airplane crash.

"The resulting fire could carry radioactive particles offsite and the consequences could be significant," according to one NRC document. Even the nuclear power industry's association moderated its assurances in light of this week's attack.

"I'm not going to tell you that we can guarantee that the sites are impervious to every single scenario that can be envisioned," said Steven Kerekes, spokesman for the association, the Nuclear Energy Institute.

The NRC has no tests for airplane crashes. Tests for terrorist attacks have always simulated attempts by a few people to breach a plant on foot.

The commission's only license requirement regarding an airplane crash into a plant is that the chances of a fatal leak of radioactive particles from such an event be extremely low. The odds have always been found to be acceptably low only because the possibility of such a crash was considered totally remote, not because containment walls are built to withstand the impact of a jetliner.

Security Show To Be Weak

But on Tuesday, the country learned that the chances of such an event aren't as low as thought. The NRC and the nuclear power industry, like most everyone, had always considered airplane crashes to be accidents. Intentional airplane crashes now must be factored in, and the attractiveness of nuclear power plants as targets for terrorists can't be denied.

So, what should be done? An air attack is very hard to defend against unless the plants have antiaircraft artillery, which not even the Pentagon had at the ready Tuesday. Shutting down a plant in the face of an attack accomplishes nothing, because the uranium fuel takes weeks to reach a stable state.

NCI plans to ask for the dispatch of the National Guard to all nuclear power plants, similar to the steps taken by France this week. Further, the NCI wants a reassessment of what security measures need to be taken in light of this week's events.

But the NCI and other organizations don't trust the NRC to lead a genuine appraisal. Federal regulators have proven themselves far too cozy with the nuclear power industry, according to critics.

"The bottom line at the NRC today is the protection of the industry from public concerns," Leventhal said. "Public safety is secondary."

For example, half of the country's 103 nuclear power reactors have failed to repel ground invasions by mock terrorists in tests by the NRC, yet the NRC agreed to a pilot program starting this fall in which the plant operators get to conduct their own security tests. On Tuesday, the NRC asked nuclear power plant operators to go to highest alert, but only on a voluntary basis.

When the NRC "urged increased security" Tuesday afternoon, it said there were no credible general or specific threats to any of the plants, as if there had been a known threat to the World Trade Center or Pentagon Tuesday morning.

Somebody has got to start looking at this frightening possibility a little more seriously.

-By Mark Golden, Dow Jones Newswires; 201-938-4604; mark.golden@dowjones.com

(END) Dow Jones Newswires 14-09-01 1744GMT(AP-DJ-09-14-01 1744GMT)

State sues PG&E

Parent firm shifted billions of dollars illegally, attorney general charges

1-11-02

By Bob Egelko and Larry D. Hatfield
CHRONICLE STAFF WRITERS

California Attorney General Bill Lockyer sued Pacific Gas and Electric Co.'s parent company yesterday, saying it had illegally drained between $600 million and $4 billion from the San Francisco-based utility and its customers.

Lockyer's suit, filed in San Francisco Superior Court, said PG&E Corp. used illegal, unfair and fraudulent business practices that drove its California utility subsidiary, PG&E, into bankruptcy and breached agreements with the state to protect California customers.

Lockyer said the money was transferred from PG&E to its holding company in the four years before the utility filed for bankruptcy protection in April.

The holding company then distributed the money to its shareholders and unregulated subsidiaries, Lockyer said.

In response, PG&E Corp. said its dealings with its utility subsidiary had been reviewed and audited numerous times, including in

▶ PG&E: *Page A11 Col. 1*

Attorney general sues PG&E parent

▶ PG&E 1-11-02
From Page 1

two audits by the state Public Utilities Commission, "with no findings that the transactions were anything but entirely appropriate and legal." Lockyer's suit is "unwarranted, discriminatory and harmful to California," the holding company said.

Lockyer asserted that last January, three months before the bankruptcy filing, the company took steps to shield subsidiaries from any obligations to PG&E.

PG&E Corp. created new holding companies in "a ring-fencing move to prevent assets from being diverted for possible creditor claims if the utility filed for bankruptcy," the attorney general said. The complaint also said the holding company funneled cash from PG&E through tax payments that exceeded the utility's actual share of liabilities.

In 1999 alone, PG&E paid to the corporation $278 million more in cash as its share of income taxes than was actually paid by the holding company in taxes that year.

"PG&E agreed more than five years ago, as a condition of approval to form a massive holding company, to protect California ratepayers and ensure the healthy operation of its California-regulated utility," Lockyer said yesterday at a news conference in Oakland.

The civil suit seeks the return of the allegedly misappropriated money, plus at least $500 million in civil penalties. If the suit is successful, the penalties would go to the state and the returned money would be distributed to customers.

"Instead of keeping its promise, PG&E Corp. drained the assets of its powerful new utility and put billions of dollars into unregulated affiliates in order to achieve its ultimate objective of becoming one of the largest unregulated power-generating companies in the nation," Lockyer said.

He said the state PUC approved the creation of PG&E Corp. as a holding company in 1996 only after extracting a promise that it would provide financial aid to the utility in times of distress. "Those promises have been consistently and repeatedly broken," Lockyer said.

After the holding company structure was approved, Lockyer said, cash flowed in only one direction, from PG&E to the holding company. "All the money in this system went from the child to the parent. They ran off and let the kid be homeless. We think that caused the bankruptcy to a substantial extent," he said.

For example, Lockyer said, in 1998, when the utility took in $3.8 billion in revenue, it transferred $2 billion to the parent company. Even in 2000, when the utility started losing money because of soaring energy prices, it transferred $632 million to the parent, he said.

From 1997 through last summer, PG&E provided more than $4.6 billion in cash to PG&E Corp. in the form of $1.76 billion in shareholder dividends and repurchases of PG&E common stock, Lockyer said. That represented 6 percent of the cash inflow to the parent corporation.

"Even as the California utility sank into financial difficulties, PG&E Corp. continued to collect payments from the utility without infusing needed capital," Lockyer said.

The suit filed yesterday follows a finding by the PUC earlier this week that PG&E Corp. was bound by its promise to make the utility's financial health its top priority, Lockyer said.

E-mail the writers at begelko@sfchronicle.com *and* lhatfield@sfchronicle.com.

November 27, 2001 PUC: 131

Media Contact: PUC Press Office - 415.703.1366 - tdp@cpuc.ca.gov

PUC FILES OPPOSITION TO PG&E BANKRUPTCY REORGANIZATION PLAN

The California Public Utilities Commission (PUC) today filed with the U.S. Bankruptcy Court its opposition to Pacific Gas and Electric Company's (PG&E) disclosure statement describing its plan of reorganization under Chapter 11, calling the proposed plan a regulatory jailbreak of a scope never before attempted in a bankruptcy case.

The PUC said the real purpose of the reorganization plan is to escape from state regulatory oversight, and not simply to adjust the utility's relationship with its creditors and restore it to financial health. PG&E's reorganization plan and its disclosure statement were prepared and filed without any negotiation or discussion with many of the key players involved in the case and in the regulation of PG&E's operations, including the PUC and representatives of the State of California.

The PUC filing asserts that PG&E's reorganization scheme is deeply flawed on many levels - both constitutionally and with regard to bankruptcy law.

PG&E's proposed plan:

· **Fails to Contain Adequate Means for Implementation:**
PG&E's plan is dependent upon its obtaining no fewer than 15 favorable rulings, each designed to displace portions of the PUC's and the State of California's century-old regulatory authority over PG&E's operations. The PUC believes that the Bankruptcy Court should not and will not give PG&E those rulings and that therefore the plan can't be implemented.

· **Was Not Submitted in "Good Faith" - a Requirement of Bankruptcy Law:**
The focus of PG&E's plan is its desired escape from state regulation, which may well be the primary motivation for PG&E's decision to abruptly file for bankruptcy and sidestep alternatives that keep it under PUC and State regulatory control.

¬ There exists no basis under the Bankruptcy Code for PG&E's attempted use of Chapter 11 as a legislative device to displace entire regulatory schemes. PG&E is not acting in good faith by attempting to use the plan process to deregulate itself by shifting significant estate assets beyond state regulation.

¬ PG&E grossly mischaracterizes many of the PUC's and the State's actions taken prior to its bankruptcy filing and after. The result is that the disclosure statement is riddled with half-truths and hyperbole and is plainly misleading.

¬ PG&E, by unfairly slanting the factual background and other aspects of its disclosure statement, is attempting to portray the PUC and the State as incompetent so that it can curry favor with creditors in support of its deregulation scheme.

· **May Provide for Hidden Rate Increases:**
The PUC suspects that PG&E's plan is premised upon a disguised rate increase. PG&E's plan and disclosure statement may be premised upon the assumption that a three-cent rate increase ordered by the PUC in March 2001 belongs to PG&E, but that matter remains unclear, as a portion of that three-cent rate increase is to be allocated to the California Department of Water Resources (DWR). If PG&E hopes to keep it all (or any portion that would otherwise belong to DWR), then its electric rates must necessarily increase. In addition, PG&E proposes to sell its retained generation at rates higher than its cost of service.

· **May Not be Feasible:**
If PG&E is unable to obtain various declaratory and injunctive rulings and other preemptive relief it seeks, then its plan will not be feasible. If PG&E's plan is confirmed, the Reorganized Debtor (currently the utility) would be stripped of many crown jewels, such as its hydroelectric and transmission assets, yet it would remain burdened with many of the liabilities with which it entered bankruptcy. The PUC fears that this imbalance in the Reorganized Debtor's remaining assets and liabilities could seriously jeopardize its ability to weather future financial storms. This fear is supported by PG&E's own financial projections, which show that the Reorganized Debtor's current liabilities will exceed its current assets by between approximately $750 million and $800 million per year between the years 2002 through 2005.

PG&E's reorganization plan and disclosure statement contain inadequate information; fail to identify significant claims that PG&E's bankruptcy estate may have against third parties, such as its parent company and generators; and insufficiently disclose the risks associated with PG&E's scheme to escape regulatory control.

PG&E's proposed reorganization disclosure statement is deeply flawed on many levels, and such flaws make approval of PG&E's proposed plan imprudent.

###

Top of Page

Subject: [YMP-NS] Yucca Site Not Likely To Open Until 2015
Reply-To: YMP-NS@yahoogroups.com

Yucca Site Not Likely To Open Until 2015
Friday, December 28, 2001

LAS VEGAS SUN
Work on a nuclear waste repository at Yucca Mountain, which the Energy Department had hoped to open by 2010, is years behind schedule, a federal audit says.
As a result, it is not likely it will open before 2015, the General Accounting Office says.
The Energy Department's drive to open the nuclear waste repository, which has not been approved yet, is partly fueled by a desire to reduce its liability to power producers, the audit says.

Yucca, 90 miles northwest of Las Vegas, has been plagued with delays for years, but the problems have not been properly reported -- a violation of the Energy Department's own rules, the GAO report said. The department's liability comes from 18 lawsuits filed by nuclear utilities unhappy that it failed to take the wastes at power plants by 1998, the original deadline for the federal government to do so. The nuclear industry is seeking at least $50 billion in damages. Energy officials estimate $2 billion to $3 billion may be paid. "The actual damages could be higher or lower, depending on when DOE begins accepting spent nuclear fuel," said the GAO, the investigative arm of Congress.

Rep. Shelley Berkley and Sen. Harry Reid, Nevada Democrats, requested the GAO probe. The Energy Department has spent $8 billion studying Yucca since 1982. The total cost is estimated at $56 billion, but the primary contractor said it could reach $63 billion, the report says. Only $11 billion remains in a fund paid by utility-user fees to build a repository, the report said. The rest will have to be paid by taxpayers, it said.

Rosemary Bassilakis & Sal Mangiagli
Citizens Awareness Network
54 Old Turnpike Road
Haddam, CT 06438

Ph/fax 860 345-2157
ctcan@snet.net
www.nukebusters.org

CONTACT US
▸ Steve Zuckerman
Sunday Business Editor
stevenzuckerman@sfchronicle.com
(415) 777-7991
ONLINE
▸ **sfgate.com/business**
Zone 1

San Francisco Chronicle

BUSINESS



CONSUMER ELECTRONICS
New products unveiled at annual trade show
PAGE G3

GIMME SHELTER
One of the best tax havens can be right under your roof
REAL ESTATE SECTION

2002 OUTLOOK
Colleagues, c fight mountin
AT WORK SECTIO



Erin Brockovich going after PG&E again

SFChronicle 1/13/02



Lazarus at Large
David Lazarus

The utility is bankrupt. Its parent company is being sued by the state for alleged fraud. A legal battle is looming over regulatory oversight.

Could it get any worse for PG&E?

Two words: Erin Brockovich.

"They did what they did, and they're going to pay for it," she told me the other day.

What Brockovich was referring to is a pending case against San Francisco's Pacific Gas and Electric Co. that essentially picks up where the case in the movie about her leaves off.

A federal judge ruled last week that PG&E's bankruptcy proceedings do not supersede lawsuits alleging that the utility poisoned hundreds of Californians. The case, which was supposed to go to trial last July, is now expected to be heard later this year.

"Erin Brockovich," starring Julia Roberts, focused on a $333 million settlement stemming from claims that a toxic chemical, chromium 6, leaked from PG&E facilities and contaminated groundwater in and around the San Bernardino County town of Hinkley.

Since then, more than 1,200 plaintiffs have filed a new suit alleging that they too have illnesses related to chromium contamination not just in Hinkley but also near PG&E's Kettleman Hills plant in Kings County, which pumps natural gas shipped from Texas to San Francisco.

At both Hinkley and Kettleman, chromium 6 was used by PG&E in cooling systems to prevent pipes from rusting. Runoff seeped into the ground and contaminated local water supplies.

"The chromium claims didn't cause this bankruptcy," wrote U.S. Bankruptcy Judge Dennis Montali in a 22-page decision. "Trial

▸ **LAZARUS:** *Page G2 Col.5*



CHRI

Erin Brockovich is helping tc alleging unhealthy levels of near PG&E plants in Hinkle

Brockovich at work on new PG&E suit

► **LAZARUS**
From Page G1

in state court should proceed as expeditiously as possible."

PG&E spokesman Jon Tremayne declined to discuss details of the Kettleman case but said the utility is ready for a fight. "We will definitely defend ourselves in court," he said.

Tremayne suggested that part of the utility's defense will be to question the links between the chromium contamination and the illnesses of plant workers and local residents.

Brockovich, whose investigative work on behalf of the Los Angeles law firm Masry & Vititoe brought the chromium cases to light, laughed off this tactic.

"They're responsible for what they did," she said, adding that the case against PG&E this time around looks even stronger than the 1996 case that resulted in the whopping $333 million settlement.

In the earlier case, Brockovich had a difficult time connecting PG&E's actions in the field to the utility's headquarters — a pivotal moment in the movie version.

This time, she said, the document trail is much clearer. Among the paperwork to be presented as evidence is reportedly a 1964 letter from the U.S. Interior Department alerting PG&E to the presence of unhealthy levels of chromium in Kettleman's water.

"With Kettleman, we can see a lot more involvement by the San Francisco company in the contamination," Brockovich said.

Her boss, Ed Masry, played to the hilt by Albert Finney in the movie, said he's just itching to haul PG&E back into court. "We're finally going to have a day of reckoning," he said.

While reluctant to talk about potential damages, he said it would not be surprising if a jury were to award the Kettleman plaintiffs considerably more than the bundle handed over in the Hinkley case. Some reports have speculated that Masry will seek no less than $500 million.

"We have clients who are literally dying," he said. "We will prevail in the end."

To date, he added, there has

One of their other cases resulted from a Chronicle story in March 2000 (by yours truly) about chromium contamination in the Mendocino County city of Willits.

This one doesn't involve PG&E. Rather, the culprit is a now-bankrupt hydraulics plant that was cited for decades of illegal chemical dumping. Local residents say a host of ailments, ranging from tumors to birth defects, are directly related to the contamination.

A Chicago firm called Whitman Corp., the holding company for Pepsi-Cola General Bottlers, is legally accountable for the plant's toxic legacy but has insist-

> "With Kettleman, we can see a lot more involvement by the San Francisco company in the contamination."
>
> ERIN BROCKOVICH

ed to date that there's no link between local illnesses and the contaminated plant.

"We absolutely believe there is no health threat whatsoever," Barbara Guibord, an attorney representing Whitman, told me.

Brockovich disagrees. She's met with Willits residents and taken groundwater samples and is sure a jury will conclude that chromium in the water is responsible for the illnesses that seem so prevalent in the area.

"There's a mentality in corporate America that you can dump things and try to hide it," Brockovich said, her voice taking on a steely edge. "That's what we're fighting."

As for PG&E, she and Masry know that their clout has been enhanced by the movie, and they plan to take full advantage of the changed circumstances. This

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board of directors adopt and implement a new plan and policy to reduce vulnerability to a nuclear accident or terrorist attack.

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that begins "Diablo Canyon . . ." and ends ". . . catastrophic risks";
- Delete the statement that begins "A terrorist attack . . ." and ends ". . . for generations";
- Provide factual support for the statement that begins "Nuclear Regulatory Commission . . ." and ends ". . . such crashes";
- Recast phrase that begins "The Company's financial . . ." and ends ". . .uncertain" as the proponent's opinion;
- Delete the statement that begins "and clouded by its . . ." and ends ". . . bankruptcy proceedings";
- Recast the sentence that begins "Any loss from . . ." and ends ". . . remaining shareholder equity" as the proponent's opinion; and
- Delete the sentence that begins "The recent 'Erin Brockovich' film. . ." and ends ". . .uncivilized and unacceptable."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel